Exhibit 4(a)(ii)

EXECUTION VERSION

PURCHASE AND SALE AGREEMENT

by and between

KIMPTON GROUP HOLDING LLC

and

DUNWOODY OPERATIONS, INC.

Dated as of December 15, 2014

i

EXHIBITS

Exhibit	A	Form of Support Agreement
Exhibit	B	Calculation Principles
Exhibit	C	Form of Assignment and Assumption Agreement
Exhibit	D	Escrow Agreement
Exhibit	E	FIRPTA Certificate
Exhibit	F	Sample Preliminary Closing Statement

PURCHASE AND SALE AGREEMENT

This PURCHASE AND SALE AGREEMENT (this “Agreement”), dated as of December 15, 2014, is made and entered into by and between Kimpton Group Holding LLC, a Delaware limited liability company (“Seller”), and Dunwoody Operations, Inc., a Delaware corporation (“Buyer”). Each of the foregoing parties is referred to herein as a “Party” and together as the “Parties”.

W I T N E S S E T H:

WHEREAS, Seller owns all of the limited liability company interests (the “LLC Interests”) in Kimpton Hotel & Restaurant Group, LLC, a Delaware limited liability company (the “Company”);

WHEREAS, upon the terms and subject to the conditions set forth herein, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, all of the LLC Interests of the Company;

WHEREAS, as a condition to and inducement to Seller’s and Buyer’s willingness to enter into this Agreement, simultaneously with the execution of this Agreement, certain members of the Seller are entering into executed support agreements with Seller and Buyer as of the date hereof in substantially the form attached as Exhibit A (the “Support Agreements”);

WHEREAS, concurrently with the execution of this Agreement, Buyer has delivered to the Company the guarantee (the “Guarantee”) of Six Continents Hotels, Inc. (the “Guarantor”), dated as of the date hereof, and pursuant to which the Guarantor has guaranteed all of Buyer’s obligations under this Agreement; and

WHEREAS, the managing board of Seller (the “Seller Managing Board”) has, upon the terms and subject to the conditions set forth herein, (i) determined that the transactions contemplated hereby are fair to and in the best interests of Seller, the Company and Seller’s members, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby and (iii) recommended that Seller’s members approve this Agreement and the transactions contemplated hereby (the “Seller Managing Board Recommendation”).

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01. Definitions. As used herein, the following terms have the following meanings:

“Action” means any action, claim, suit, arbitration, investigation or proceeding, in each case by or before any Governmental Authority.

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality provisions that are no less favorable in the aggregate to Seller or the Company than those contained in the Confidentiality Agreement.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings. For the avoidance of doubt, none of the Funds shall be deemed to be an Affiliate of the Company or any Company Subsidiary for any purpose under this Agreement.

“Asset Management Business” means the real property asset and portfolio management and related project management and administrative services business conducted by Seller and certain employees of the Company and the Company Subsidiaries prior to the Closing on behalf of the Funds.

“Balance Sheet” means the unaudited consolidated balance sheet of the Company and the Company Subsidiaries, taken as a whole, as of the Balance Sheet Date.

“Balance Sheet Date” means October 31, 2014.

“Bargaining Agreement” means each agreement or labor contract, including memoranda of understanding, entered into with a union, labor organization or works council governing the terms and conditions of employment of any Company Employee, including all amendments to or restatements of such agreements or contracts.

“Business Day” means a day other than Saturday, Sunday or other day on which commercial banks in New York, New York, United States of America, or London, England, are required to or may be closed.

“Business Records” means all files, documents, instruments, papers, books, reports, records, tapes, microfilms, photographs, letters, ledgers, journals, technical documentation, Tax Returns and other Tax work papers and files of the Company and the Company Subsidiaries, in each case, other than any of the foregoing records to the extent related to the Asset Management Business.

“Calculation Principles” means (a) the accounting principles, procedures, policies, practices, estimates, judgments and methods set forth on Exhibit B and (b) to the extent not specified on Exhibit B, GAAP consistent with the principles, procedures, policies, practices, estimates, judgments and methods applied in preparation of the Balance Sheet. Any inconsistency between the principles of presentation in the Balance Sheet and the principles, procedures, policies, practices, estimates, judgments and methods described on Exhibit B shall be resolved in favor of Exhibit B.

“Cash” means cash, cash equivalents and marketable securities of the Company and the Company Subsidiaries.

“Closing Date Cash” means the aggregate amount of Cash retained by the Company and the Company Subsidiaries as of the close of business on the date immediately prior to the Closing Date. For the avoidance of doubt, Closing Date Cash shall exclude (i) Restricted Cash, and (ii) Cash distributed (or otherwise paid) by the Company to Seller prior to or as of the Closing in accordance with the terms of this Agreement.

“Closing Date Indebtedness” means the aggregate amount of Indebtedness retained by the Company and the Company Subsidiaries as of the close of business on the date immediately prior to the Closing Date.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Employee” means each current employee of the Company and the Company Subsidiaries.

“Company Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA) and each other material plan, practice, arrangement or policy providing welfare benefits (health, dental, vision, life and disability), pension or retirement benefits (but excluding (a) any statutory plans or similar employee benefit plans or programs required by Law or sponsored by any Governmental Authority, (b) any Bargaining Agreements and (c) any multiemployer plans (within the meaning of Section 3(37) of ERISA) and other employee benefit plans sponsored or maintained by any labor union or works council for the benefit of any Company Employee) that the Company or any Company Subsidiary sponsors, maintains or contributes to, or is required to maintain or contribute to, for the benefit of any Company Employee. For the avoidance of doubt, no employee benefit plan sponsored, maintained or contributed to by Seller, including any stock appreciation rights, dividend participation or other equity plan, however structured, shall be deemed to be a Company Plan for any purpose under this Agreement.

“Company Subsidiaries” means each of the direct or indirect Subsidiaries of the Company set forth on Schedule 3.01(a).

“Company Transaction Expenses” means all costs and expenses incurred by the Company and the Company Subsidiaries in connection with the preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby and thereby, including any amounts payable by the Company or the Company Subsidiaries at or following the Closing pursuant to any retention, stay, transaction completion or similar bonus arrangement (other than pursuant to any such arrangements entered into at the direction of Buyer); provided, however, that Company Transaction Expenses shall exclude (a) costs and expenses paid by Seller or any of its Subsidiaries (including the Company and the Company Subsidiaries) prior to or as of the Closing, (b) costs and expenses contemplated to be paid by Buyer or its Affiliates pursuant to this Agreement or any other Transaction Document, (c) costs and expenses incurred by the Company and the Company Subsidiaries after the Closing, including pursuant to any Severance Arrangements with respect to any Company Employees (other than Asset Management Employees) terminated at or following the Closing and (d) all amounts payable or paid by Seller at or following the Closing pursuant to any retention, stay, transaction completion or similar bonus or other severance arrangements (and any withholding Taxes related thereto).

“Competing Proposal” shall mean any proposal made by a Person or group (other than a proposal or offer by Buyer or any of its Subsidiaries) at any time which is structured to permit such Person or group to acquire beneficial ownership of at least 20% of the assets of, equity interest in, or businesses of, the Company and the Company Subsidiaries, taken as a whole (whether pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer or otherwise, including any single or multi-step transaction or series of related transactions), in each case, other than the transactions contemplated hereby.

“Confidentiality Agreement” means that certain Confidentiality Agreement by and between Seller and Six Continents Hotels, Inc., dated September 26, 2014

“Contract” means any written contract, agreement, lease, sublease, license, sublicense, instrument or other commitment that is binding on any Person under Law, including all amendments, modifications or restatements thereto.

“COTS License” means (a) a “shrink-wrap,” “click-through” or, “off-the shelf” software license, or (b) any other software license that is commercially available to the public generally, with one time or annual royalty, license, maintenance, support and other fees of $100,000 or less.

“Damages” means any losses or damages (including Taxes) that are actually, directly and immediately suffered or sustained and that have required an outlay of cash, or other non-cash consideration, whether resulting from a judgment, a settlement or an award, including the Taxes, costs and expenses (including reasonable fees and expenses of counsel, consultants, experts, and other professional fees) associated therewith.

“Disclosure Schedule” means the disclosure schedules delivered by Seller to Buyer concurrently with the execution and delivery of this Agreement or any other Transaction Document.

“Effect” has the meaning set forth in the definition of Material Adverse Effect.

“Environmental Conditions” means the presence of Hazardous Substances in the environment (including natural resources, soil, surface water, ground water, any present or potential drinking water supply, subsurface strata or ambient air) in a manner or in quantities that would result in a violation of Environmental Laws.

“Environmental Laws” means any applicable Law relating to pollution, protection of the environment and/or protection of the health and safety of persons from exposures to Hazardous Substances in the environment.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” means Wilmington Trust, N.A.

“Escrow Amount” means $13,000,000.

“Final Net Working Capital” means the Net Working Capital set forth in the Final Closing Statement and determined to be final pursuant to Section 2.06.

“Fraud” means that (a) a representation and warranty made by Seller in Article III was false when made, (b) to the knowledge of Seller, such representation and warranty in Article III was false when made, (c) Seller had an intent to induce Buyer to act or refrain from acting in such context and (d) Buyer acted in justifiable reliance on such representation and warranty in Article III.

“Funds” means each of KHP Fund I, LP, a California limited partnership, KHP Fund II, LP, a California limited partnership and KHP Fund III, LP, a California limited partnership, and each of their respective general and limited partners.

“Fundamental Representations” means the representations and warranties of Seller contained in Sections 3.01 (Organization and Qualification), 3.02 (Authorization), 3.05(a) (Capitalization) and 3.20 (Brokers).

“GAAP” means generally accepted accounting principles in the United States of America.

“Governmental Authority” means (a) any national, federal, state, county, municipal, local or foreign or supranational government, or other political subdivision thereof, (b) any entity exercising executive, legislative, judicial, regulatory, tribunal, taxing or administrative functions of or pertaining to government and (c) any arbitrator or arbitral body or panel, department, ministry, instrumentality, agency, court, commission or body of competent jurisdiction.

“Hazardous Substances” means any toxic, infectious, carcinogenic, radioactive, ignitable, corrosive, reactive or caustic substances or materials (whether solids, liquids or gases) subject to regulation, control or remediation under any Environmental Law based on their deleterious characteristic(s), including petroleum, its derivatives, by-products and other hydrocarbons, urea formaldehyde, lead-based paint, PCBs and asbestos.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Indebtedness” means, in each case calculated in accordance with the Calculation Principles, (a) all obligations of the Company and the Company Subsidiaries for borrowed money, (b) all obligations of the Company and the Company Subsidiaries evidenced by notes, bonds, debentures or similar instruments, (c) all obligations of the Company and the Company Subsidiaries for the deferred purchase price of property or services (other than obligations for inventory, services and supplies incurred in the ordinary course of business), (d) all obligations of the Company and the Company Subsidiaries under interest rate, currency or commodity derivatives or hedging transactions (valued at the termination value thereof), (e) all guarantees or indemnities issued by the Company or any Company Subsidiary of any Indebtedness of any Person other than the Company or any Company Subsidiary, (f) any counter-indemnity obligation in respect of a guarantee, indemnity, bond, letter of credit or any other instrument issued by a bank or financial institution, (g) all Liabilities for gift certificates and gift cards that have been sold and remain outstanding, (h) all Liabilities established related to reward certificates and any cash collected through the Kimpton-in-Touch or Karma programs in excess of administrative and redemption expenses incurred, (i) Liabilities pursuant to all capital leases (except as indicated herein below), and (j) all accrued and unpaid interest, penalties, make-whole payments, fees and other charges related to any of the foregoing. For the avoidance of doubt, Indebtedness shall not include: (i) obligations solely between or among the Company and the Company Subsidiaries, (ii) undrawn letters of credit or performance bonds and (iii) Liabilities pursuant to capital leases charged to individual hotel properties through KG Technology LLC.

“Intellectual Property” means all United States and foreign intellectual property rights, including all: (a) patents and patent applications; (b) trademarks, service marks, trade dress, logos, brand names and other indicia of origin, and all registrations of and applications to register the foregoing; (c) copyrights, and all registrations thereof and applications to register the foregoing; (d) mask works and industrial designs, and all registrations of and applications to register the foregoing; (e) internet domain names; and (f) trade secrets and any other intellectual property rights in proprietary information, unpatented inventions, know-how, methods, processes, customer lists, and data and databases.

“Intervening Event” means a material event or circumstance that was not known to the Seller Managing Board on the date of this Agreement (or if known, the consequences of which are not known to or reasonably foreseeable by the Seller Managing Board as of the date hereof), which event or circumstance, or any material consequences thereof, becomes known to the Seller Managing Board prior to the receipt of the Seller Member Approval.

“IRS” means the U.S. Internal Revenue Service.

“knowledge of Seller”, “Seller’s knowledge” or any other similar knowledge qualification in this Agreement means (a) the actual knowledge of the Persons set forth in Schedule 1.01(a), and (b) any matter that reasonably would be expected to be known by an individual listed in clause (a) had such individual performed the customary duties of an individual holding such title or position with Seller, which duties would not include any inquiry of any person not employed by Seller or any investigation or search of any public records or database maintained by any Person other than Seller and its Affiliates.

“Law” means, with respect to any Person, any United States or foreign federal, state or local law, constitution, treaty, convention, ordinance, code, rule, regulation, statute, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted or promulgated by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise herein.

“Leased Real Property” means the real property leased by the Company or any Company Subsidiary.

“Liability” means any liability, cost, expense, debt or obligation of any kind, character or description, and whether known or unknown, accrued, absolute, contingent or otherwise, and regardless of when asserted or by whom.

“Lien” means, with respect to any property, equity interest or asset, any mortgage, deed of trust, hypothecation, lien, encumbrance, pledge, charge, security interest, right of first refusal, right of first offer, adverse claim, restriction on transfer, covenant or option in respect of such property, equity interest or asset.

“Material Adverse Effect” means any change, event or effect (each, an “Effect”) that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of the Company and the Company Subsidiaries (taken as a whole); provided, however, that no Effect shall be considered when determining whether a Material Adverse Effect has occurred to the extent such Effect resulted or arose from any of the following: (a) any action taken or omission to act with the consent or upon the request of Buyer or any action taken or omission to act which is required or permitted by the Transaction Documents; (b) any change or development in general economic conditions in the industries, markets or geographies in which the Company and the Company Subsidiaries operate; (c) any change in Law or GAAP or the interpretation or enforcement of any of the foregoing; (d) any failure of the Company and the Company Subsidiaries to meet, with respect to any period or periods, any internal forecasts or projections, estimates of earnings or revenues or business plans; provided that this clause (d) shall not prevent a determination that any Effect underlying such failure to meet forecasts or projections has resulted in a Material Adverse Effect (to the extent such Effect is not otherwise excluded from this definition of Material Adverse Effect); (e) any natural disaster, change in the weather or climate, act of war (whether or not declared), armed hostilities or terrorism, change in political environment or any escalation or worsening thereof or actions taken in response thereto; (f) the negotiation, execution, delivery, performance, consummation, potential consummation or announcement or disclosure of this Agreement or the transactions contemplated by this Agreement, including any Action resulting therefrom or with respect thereto, and any adverse change in customer, owner, governmental, vendor, employee, union, supplier or similar relationships resulting therefrom or with respect thereto, including as a result of the identity of Buyer or any of its Affiliates; (g) any change or development in financial, credit, currency or securities markets, general economic or business conditions, or political, social or regulatory conditions; or (h) any fluctuations in currency; but in the case of clauses (b), (c) and (g) only to the extent any such Effects do not, individually or in the aggregate, have a materially disproportionate adverse impact on the Company and the Company Subsidiaries, taken as a whole, relative to other Persons in the boutique hotel industry in the geographic markets in which the Company and the Company Subsidiaries operate.

“Net Working Capital” means the difference between total current assets and total current liabilities of the Company and the Company Subsidiaries, as determined in accordance with the Calculation Principles.

“Organizational Documents” means any charter, certificate of formation, articles of incorporation, declaration of partnership, articles of association, bylaws, operating agreement, limited liability company agreement, partnership agreement or similar formation or governing documents and instruments of any Person.

“Permitted Liens” means: (a) Liens for Taxes, assessments or other governmental charges, in each case, not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings; (b) mechanics’, materialmens’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the ordinary course of business; (c) zoning, entitlement and other land use and environmental regulations promulgated by any Governmental Authority; (d) Liens set forth on Schedule 1.01(b); (e) covenants, conditions, restrictions, easements, rights of way, encumbrances, defects, imperfections, irregularities of title or other Liens, if any, that would not reasonably be expected to result in material Liability or otherwise materially interfere with the conduct of the business of the Company and the Company Subsidiaries in substantially the manner currently conducted; (f) with respect to any Leased Real Property, (i) the interests and rights of the respective lessors with respect thereto, including any statutory landlord liens and any Lien thereon, and (ii) any Lien permitted under the applicable lease agreement and any ancillary documents thereto; (g) all covenants, conditions, restrictions, easements, rights of way, encumbrances, defects, imperfections, irregularities of title or other Liens that would be readily apparent upon physical inspection of the Leased Real Property or review of an accurate survey covering the Leased Real Property, or that are otherwise disclosed in any real property files that have been made available to Buyer; (h) Liens created by Buyer or its successors and assigns; (i) Liens disclosed in the Disclosure Schedules; (j) Liens (other than monetary liens) incurred in the ordinary course of business since the Balance Sheet Date; (k) licenses to Intellectual Property granted in the ordinary course of business; and (l) liens that would not reasonably be expected to have a Material Adverse Effect.

“Person” means an individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, trust or other entity or organization of any kind, including a Governmental Authority.

“Personal Data” means all data relating to one or more individual(s) that is personally identifying (i.e., data that identifies an individual or, in combination with any other information or data available to the Company, is capable of identifying an individual).

“Pre-Closing Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Tax Period ending on the Closing Date.

“Pre-Closing Taxes” means any and all Taxes imposed on the Company or any of the Company Subsidiaries for (a) any taxable period ending on or before the Closing Date and (b) the portion of any Straddle Tax Period ending on the Closing Date determined in accordance with Section 6.01.

“Preliminary Net Working Capital” means the Net Working Capital as estimated by Seller in the Preliminary Closing Statement pursuant to Section 2.05(a).

“Prime Rate” means the rate per annum published in The Wall Street Journal from time to time as the prime lending rate prevailing during any relevant period.

“Representative” means, with respect to any Person, such Person’s directors, legal representatives, officers, employees, counsel, financial advisors, accountants, financing sources, auditors, agents and other authorized representatives (whether third-party or otherwise).

“Restricted Cash” means cash recorded as an asset on the balance sheet under “restricted cash” with a corresponding liability under accrued liabilities. By way of example, but not limitation, Restricted Cash shall include all cash collected from participating hotel properties to fund the aggregate deductible with respect to the workers’ compensation or general liability insurance deductibles retained by the Company.

“Seller Member Approval” means the written approval of members of Seller holding more than fifty percent (50%) of the limited liability company interests in Seller that (a) have not been revoked and remain effective through the end of the five (5)-day period during which the members of Seller are permitted to give notice to call for Seller to hold a Seller Member Meeting, and during which no such notice has been duly given, (b) in the event that a Seller Member Meeting shall have been called, have been delivered at or following such Seller Member Meeting or (c) have otherwise been irrevocably delivered to the Seller Managing Board in accordance with applicable Law and the Organizational Documents of Seller.

“Severance Arrangements” means the Kimpton Hotels and Restaurants Severance Policy.

“Straddle Tax Period” means a Tax period that begins on or before the Closing Date and ends after the Closing Date.

“Subsidiary” or “subsidiary” means, with respect to any Person: (a) any other Person of which such Person beneficially owns, either directly or indirectly, more than fifty percent (50%) of (i) the total combined voting power of all classes of voting securities of such other Person, (ii) the total combined equity interests of such other Person, or (iii) the capital or profit interests of such other Person; or (b) any other Person of which such Person has the power to vote, either directly or indirectly, sufficient securities to elect a majority of the board of directors or similar governing body of such other Person.

“Superior Proposal” means a Competing Proposal made by any person on terms that the Seller Managing Board determines in good faith, after consultation with Seller’s financial and legal advisors, and considering such factors as the Seller Managing Board considers to be appropriate, is (a) more favorable to Seller, the Company and Seller’s members than the transactions contemplated by this Agreement, and (b) reasonably likely to be consummated without undue delay relative to the transactions contemplated by this Agreement, taking into account all financial, legal, regulatory and other aspects of such Competing Proposal; provided, however, that for the purposes of the reference to a “Competing Proposal” in this definition of “Superior Proposal,” the reference to “20%” in the definition of Competing Proposal shall be deemed to be a reference to “50%.”

“Target Net Working Capital” means $(1,453,060).

“Tax” or “Taxes” shall mean any tax (including any income tax, franchise tax, capital gains tax, estimated tax, gross receipts tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, occupation tax, inventory tax, occupancy tax, withholding tax or payroll tax) and any similar levy, assessment, tariff, impost, imposition, toll, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), that is, has been or may in the future be imposed, assessed or collected by or under the authority of any Governmental Authority.

“Tax Return” means any report, return, document, declaration, information return or other filing required to be supplied to any Taxing Authority in connection with the determination, assessment, or collection of Taxes, including any attachment or schedule thereto or amendment thereof.

“Taxing Authority” means any Governmental Authority having jurisdiction over the assessment, determination, collection or imposition of any Tax.

“Transaction Documents” means this Agreement, the Assignment and Assumption Agreement, the Consulting Agreements, the Escrow Agreement and the Support Agreements.

“Treasury Regulations” means the rules and regulations promulgated by the U.S. Treasury Department under the Code.

Section 1.02. Cross References. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Affiliate Transactions	3.19(b)
Agreement	Preamble
Allocation	2.07
Anti-Corruption Laws	3.08(a)
Applicable Plans	7.01(b)
Asset Management Employee	Schedule 2.09
Asset Management Information	5.02(b)
Assignment and Assumption Agreement	2.04(a)(i)
Audited Financial Statements	3.06
Buyer	Preamble
Buyer Claim Notice	9.08(a)
Buyer Indemnity Claim	9.08(a)
Buyer Indemnitees	9.02(a)
Buyer Material Adverse Effect	5.03(d)
Change of Recommendation	5.12(a)
Claim Notice	9.03(a)
Closing	2.03
Closing Date	2.03
Closing Legal Impediment	8.01(a)
Company	Recitals
Company Registered Intellectual Property	3.15(a)
Consulting Agreements	5.08(e)
D&O Indemnitees	5.10(a)
Data Activities	3.08(c)(i)
De Minimis Amount	9.04(a)
Deductible	9.04(b)
Escrow Account	2.04(c)
Escrow Agreement	2.04(a)(ii)
Escrow Release Date	9.08(c)
Estimated Final Purchase Price	2.06(a)(ii)(3)
Final Closing Balance Sheet	2.06(a)(i)

Term	Section
Final Closing Documents	2.06(c)
Final Closing Statement	2.06(a)(ii)
Final Purchase Price	2.06(c)
Financial Statements	3.06(a)
Guarantee	Recitals
Guarantor	Recitals
Hotel Brand	5.08(a)
Independent Firm	2.06(d)
Indemnified Party	9.03(a)
Indemnifying Party	9.03(a)
Leases	3.18(c)
LLC Interests	Recitals
Material Contract	3.16(a)
Matching Bid	5.12(d)
Newco	2.04(a)(vii)
Non-Assignable Contract	5.05
Notice of Objection	2.06(c)
Notice of Superior Proposal	5.12(d)
Outside Date	10.01(c)
Parties	Preamble
Party	Preamble
Permits	3.08(b)
Potential Contributor	9.05
Preliminary Closing Statement	2.05(a)
Preliminary Purchase Price	2.05(b)
Privacy and Data Security Policies	3.08(c)(ii)
Privacy Laws	3.08(c)(i)
Purchase Price	2.02
Regulatory Approvals	5.03(a)
Released Parties	9.09(a)
Releasing Parties	9.09(a)
Restricted Business	5.08(a)
Restricted Period	5.08(a)
Review Documents	3.22
Sample Preliminary Closing Statement	2.05(a)
Securities Act	4.08
Seller	Preamble
Seller Indemnitees	9.02(b)
Seller Managing Board	Recitals
Seller Managing Board Recommendation	Recitals
Seller Member Meeting	5.12(c)
Support Agreements	Recitals
Termination Fee	10.02(b)
Third Party Approvals	5.05
Third Party Claim	9.03(a)

Term	Section
Transfer Taxes	6.04
Unaudited Financial Statements	3.06
Unresolved Indemnity Claims	9.08(d)
Unresolved Items	2.06(d)
Valuation	2.07

Section 1.03. Interpretation. The table of contents, titles, headings and captions contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words, “hereby,” “herewith,” “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole and not to any particular Section or paragraph hereof; (b) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (c) masculine gender shall also include the feminine and neutral genders, and vice versa; (d) words importing the singular shall also include the plural, and vice versa; (e) references to “Articles,” “Exhibits,” “Sections” or “Schedules” shall be to Articles, Exhibits, Sections or Schedules of or to this Agreement; (f) all Exhibits or Schedules of or to this Agreement are hereby incorporated in and made a part of this Agreement as if set forth in full herein, and any capitalized terms used in such Exhibits or Schedules and not otherwise defined therein shall have the meaning set forth in this Agreement; (g) “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (h) the sign “$” means the lawful currency of the United States of America; (i) all references to “days” mean calendar days and all references to time mean Eastern Time in the United States of America, in each case, unless otherwise indicated; (j) any references in this Agreement to dollar amount thresholds shall not be deemed to be evidence of a Material Adverse Effect or materiality; and (k) derivative forms of defined terms will have correlative meanings. The Parties acknowledge that each Party and its attorney has reviewed and participated in the drafting of this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.

ARTICLE II

PURCHASE AND SALE

Section 2.01. Purchase and Sale. At the Closing, upon the terms and subject to the conditions of this Agreement, Seller agrees to sell to Buyer and Buyer agrees to purchase from Seller, all of Seller’s right, title and interest in and to the LLC Interests.

Section 2.02. Purchase Price. The purchase price for the LLC Interests (the “Purchase Price”) shall equal: (a) Four Hundred Thirty Million Dollars ($430,000,000.00), plus (b) Closing Date Cash, minus (c) the excess (if any) of the Target Net Working Capital over the Final Net Working Capital, plus (d) the excess (if any) of the Final Net Working Capital over the Target Net Working Capital, minus (e) Closing Date Indebtedness, minus (f) Company Transaction Expenses, in the case of clauses (b) through (f) (inclusive), as finally determined in accordance with Section 2.06.

Section 2.03. Closing. The closing (the “Closing”) of the purchase and sale of the LLC Interests contemplated hereby shall take place at the offices of Latham & Watkins LLP, 885 Third Avenue, New York, New York 10022, as promptly as practicable, but in no event later than the third (3rd) Business Day following the satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied by actions taken at the Closing but subject to the satisfaction of such conditions), or on such other date or at such other place as the Parties mutually agree in writing (the date on which the Closing occurs, the “Closing Date”). The Parties acknowledge and agree that (i) all proceedings at the Closing shall be deemed to be taken and all documents to be executed and delivered by all Parties at the Closing shall be deemed to have been taken and executed simultaneously, and no proceedings shall be deemed taken nor any documents executed or delivered until all have been taken, executed or delivered, and (ii) the Closing shall be deemed to have occurred at 12:01 a.m., Eastern Time, on the Closing Date.

Section 2.04. Closing Deliverables.

(a) Subject to the terms and conditions hereof, at the Closing, Seller shall deliver to Buyer:

(i) the duly executed assignment and assumption agreement in the form attached as Exhibit C (the “Assignment and Assumption Agreement”);

(ii) the duly executed escrow agreement substantially in the form attached as Exhibit D (the “Escrow Agreement”);

(iii) the resignations of all directors and officers of the Company and the Company Subsidiaries that are not continuing as employees of the Company or any Company Subsidiary after Closing from their director and officer positions, as applicable;

(iv) the closing certificate of Seller as provided for in Section 8.02(d);

(v) evidence of the satisfaction or termination of Seller’s line of credit under that certain Senior Credit Agreement dated August 2, 2006 by and between Kimpton Group Holding LLC, a Delaware limited liability company and Bank of America, N.A. a national banking association, as Administrative Agent and each Lender Party thereto. as amended;

(vi) a duly executed side letter as mutually agreed and initialed by the Parties as of the date hereof with respect to certain future activities;

(vii) a duly executed side letter between an entity formed by members of Seller’s senior management team for the purpose of conducting the Asset Management Business (“Newco”) and Buyer whereby Newco has agreed to comply with the restrictive covenants applicable to Seller set forth in Sections 5.08(a), (b), (c) and (d).

(viii) a statement in the form of Exhibit E (provided that if Seller fails to deliver (or cause to be delivered) such statement at or prior to the Closing, then Buyer’s sole remedy shall be to make an appropriate withholding to the extent required pursuant to Section 1445 of the Code); and

(ix) such other customary closing documents and instruments as required by this Agreement.

(b) Subject to the terms and conditions hereof, at the Closing, Buyer shall deliver to Seller:

(i) the Preliminary Purchase Price, minus the Escrow Amount, which Buyer shall pay via wire transfer of immediately available funds to an account or accounts designated by Seller;

(ii) the duly executed Assignment and Assumption Agreement;

(iii) the duly executed Escrow Agreement;

(iv) the closing certificate of Buyer as provided for in Section 8.03(c); and

(v) such other customary closing documents and instruments as required by this Agreement.

(c) At the Closing, Buyer shall deliver the Escrow Amount via wire transfer of immediately available funds to the account (the “Escrow Account”) designated by the Escrow Agent to be held and released in accordance with the terms of the Escrow Agreement and Section 9.08.

Section 2.05. Preliminary Closing Statement; Payment of Preliminary Purchase Price.

(a) No later than three (3) Business Days prior to the Closing Date, Seller shall deliver to Buyer a preliminary closing statement setting forth its good faith estimates of the Preliminary Net Working Capital, Closing Date Cash, Closing Date Indebtedness and Company Transaction Expenses (the “Preliminary Closing Statement”). The Preliminary Closing Statement shall be prepared in good faith in accordance with the Calculation Principles. For illustrative purposes only, attached hereto as Exhibit F is a sample Preliminary Closing Statement based upon the Balance Sheet and assuming the Closing were to occur as of the Balance Sheet Date (the “Sample Preliminary Closing Statement”).

(b) The Purchase Price to be paid at the Closing (the “Preliminary Purchase Price”) shall equal: (i) Four Hundred Thirty Million Dollars ($430,000,000.00), plus (ii) Closing Date Cash reflected on the Preliminary Closing Statement, minus (iii) the excess (if any) of the Target Net Working Capital over the Preliminary Net Working Capital, plus (iv) the excess (if any) of the Preliminary Net Working Capital over the Target Net Working Capital, minus (v) Closing Date Indebtedness reflected on the Preliminary Closing Statement, minus (vi) Company Transaction Expenses reflected on the Preliminary Closing Statement.

(c) Subject to Sections 2.04(b)(i) and 2.04(c), the Preliminary Purchase Price shall be paid by Buyer at the Closing to Seller in accordance with written instructions delivered to Buyer prior to the Closing.

Section 2.06. Post-Closing Adjustment.

(a) Within sixty (60) days after the Closing Date, Buyer shall prepare and deliver to Seller:

(i) an unaudited consolidated balance sheet of the Company and the Company Subsidiaries, taken as a whole (the “Final Closing Balance Sheet”), as of and at the close of business on the date immediately prior to the Closing Date; and

(ii) a final closing statement (the “Final Closing Statement”) as of and at the close of business on the date immediately prior to the Closing Date, reflecting Buyer’s calculation of:

1)	the Final Net Working Capital, Closing Date Cash, Closing Date Indebtedness and Company Transaction Expenses;

2)	the difference between the Preliminary Purchase Price and the Estimated Final Purchase Price shown on the Final Closing Statement (determined in accordance with Section 2.02 by substituting Buyer’s calculation of the Final Net Working Capital, Closing Date Cash, Closing Date Indebtedness and Company Transaction Expenses amounts shown on the Final Closing Statement for those previously appearing on the Preliminary Closing Statement); and

3)	the resulting calculation of the final Purchase Price calculated in accordance with Section 2.02 (the “Estimated Final Purchase Price”).

(b) The Final Closing Balance Sheet and Final Closing Statement shall be prepared in accordance with the Calculation Principles. Nothing in this Section 2.06 is intended to be used to adjust for errors, omissions or inconsistencies that may be found with respect to the Financial Statements, the Balance Sheet, the Preliminary Closing Statement and the Sample Preliminary Closing Statement, or any actual or alleged failure of the Financial Statements, the Balance Sheet, the Preliminary Closing Statement or the Sample Preliminary Closing Statement to be prepared in accordance with GAAP. Buyer shall not be permitted to introduce different accounting principles, procedures, policies, practices, estimates, judgments or methodologies in the preparation of the Final Closing Statement or the determination of the Final Net Working Capital, Closing Date Cash, Closing Date Indebtedness or Company Transaction Expenses from the Calculation Principles.

(c) Seller may dispute Buyer’s calculation of the Final Closing Balance Sheet or the Final Closing Statement (collectively, the “Final Closing Documents”) (or any element thereof)

by notifying Buyer in writing, setting forth in reasonable detail the particulars of such disagreement (the “Notice of Objection”), within forty-five (45) days after Seller’s receipt of the Final Closing Documents. Any item or amount as to which no dispute is raised in the Notice of Objection will be final, conclusive and binding on the Parties for all purposes hereunder, unless such item or amount is by its nature adjusted in connection with the matters raised in the Notice of Objection. In the event that Seller does not deliver a Notice of Objection to Buyer within such forty-five (45) day period, Seller shall be deemed to have accepted Buyer’s calculation of the Estimated Final Purchase Price set forth in the Final Closing Documents (the Purchase Price as finally determined in accordance with this Section 2.06, the “Final Purchase Price”). In connection with the review by Seller of the Final Closing Documents, Buyer shall (i) permit Seller and its Representatives to have reasonable access to the books, records and other documents (including work papers, schedules, financial statements and memoranda) pertaining to or used in connection with the preparation of the Final Closing Documents and the calculation of the Final Net Working Capital, Closing Date Cash, Closing Date Indebtedness and Company Transaction Expenses and provide Seller with copies thereof and (ii) provide Seller and its Representatives reasonable access to employees and accountants of Buyer, the Company and the Company Subsidiaries as reasonably requested by Seller to verify the accuracy of the Final Closing Documents. Buyer shall cause the employees and accountants of Buyer, the Company and the Company Subsidiaries to cooperate in all reasonable respects with Seller and its Representatives in connection with their review of such work papers and other documents and information relating to the calculation of the Final Net Working Capital, Closing Date Cash, Closing Date Indebtedness and Company Transaction Expenses as Seller may reasonably request and that are available to Buyer and its Subsidiaries, including the Company and the Company Subsidiaries, or any of their respective accountants. In the event that a Notice of Objection is timely delivered, Buyer and Seller shall use their respective commercially reasonable efforts for a period of sixty (60) days after Buyer’s receipt of the Notice of Objection, or such longer period as the Parties may agree in writing, to resolve any disagreements set forth in the Notice of Objection.

(d) If Buyer and Seller are unable to resolve such disagreements within such sixty (60) day period (or such longer period as the Parties shall have agreed in writing), then KPMG LLP (or such other independent accounting firm of recognized national standing as may be mutually selected by Buyer and Seller) (the “Independent Firm”) shall be appointed, as an expert and not an arbitrator, to resolve any items that remain in dispute at the end of such period (the “Unresolved Items”), but in no case shall the Independent Firm review or propose any resolution for any matters that have not been raised in the Notice of Objection. If KPMG LLP is unwilling or unable to serve in such capacity and the Parties are not able to mutually select an alternative accounting firm that is willing and able to serve in such capacity, then Seller shall within ten (10) days deliver to Buyer a listing of three (3) other accounting firms of nationally recognized standing (and none of which have worked in the past three (3) years for Seller or Buyer or any of their respective Affiliates) and Buyer shall within ten (10) days after receipt of such list, select one of such three (3) accounting firms to act as the Independent Firm.

(e) Buyer and Seller shall instruct the Independent Firm to determine as promptly as practicable, and in any event within ninety (90) days after the date on which such dispute is referred to the Independent Firm, based solely on the provisions of this Agreement, and the written presentations by Seller and Buyer, and not on an independent review, whether and to what extent (if any) the calculations set forth in the Final Closing Documents require adjustment. In resolving any Unresolved Item, the Independent Firm (i) may not assign a value to any item greater than the greatest value for such item claimed by either Party or less than the smallest value for such item claimed by either Party, (ii) may not take oral testimony from the Parties hereto or any other Person and (iii) shall not consider any facts that have occurred after the Closing Date. Seller and Buyer shall give each other copies of any written submissions at the same time as they are submitted to the Independent Firm. Buyer shall bear and pay a percentage of the fees and expenses of the Independent Firm that is equal to the percentage of the total dollar amount of changes to the Final Purchase Price proposed by Seller that are successful, and Seller shall bear and pay a percentage of the fees and expenses of the Independent Firm that is equal to the percentage of the total dollar amount of changes to the Final Purchase Price proposed by Seller that are not successful, in each case, as determined by the Independent Firm (provided that fees and expenses of the Independent Firm for which Seller is responsible shall be paid solely from the Escrow Account). The determination of the Independent Firm shall be set forth in a written statement delivered to the Parties and shall be final, conclusive and binding on the Parties, absent fraud or manifest error.

(f) If the Final Closing Statement shows that an amount is due to Buyer (because the Preliminary Purchase Price is greater than the Final Purchase Price), Buyer shall be entitled to payment of such amount solely out of the Escrow Account. If the Final Closing Statement shows that an amount is due to Seller (because the Preliminary Purchase Price is less than the Final Purchase Price), Buyer shall promptly pay such excess to Seller, in cash. Any payment pursuant to this Section 2.06(f) shall be made by Buyer or, upon the receipt of joint written instructions in accordance with the terms and provisions of the Escrow Agreement, the Escrow Agent, as the case may be, by wire transfer of immediately available funds within five (5) Business Days to such account or accounts of Seller or Buyer, as applicable, as may be designated by Seller or Buyer in writing. In the event of a failure to timely make such payment, interest shall accrue on such amount for the period commencing on the payment due date through the date on which such payment is made calculated at the Prime Rate. Such interest shall be payable at the same time as the payment to which it relates and shall be calculated daily on the basis of a year of three hundred and sixty-five (365) days and the actual number of days elapsed.

Section 2.07. Purchase Price Allocation. The Parties agree to treat the purchase of the LLC Interests as a purchase of the assets of the Company and the noncorporate Company Subsidiaries for U.S. federal and, to the extent permitted by Law, applicable state and local income tax purposes. The Parties further acknowledge and agree that Seller intends to engage a valuation expert to prepare a written, independent valuation of the fair market value of certain assets of the Company and such Company Subsidiaries as of the Closing Date (the “Valuation”). No later than ninety (90) days after the later of (a) the determination of the Final Purchase Price pursuant to Section 2.06 and (b) the delivery of the Valuation to Seller, Seller shall deliver to Buyer a draft allocation of the sum of the Final Purchase Price and (to the extent properly taken into account for U.S. federal and other applicable income tax purposes) the Liabilities of the Company and the noncorporate Company Subsidiaries, among the assets of the Company and such Company Subsidiaries, determined consistently with the Valuation and in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder (and any similar provisions of state or local Law, as appropriate), provided, however, that not less than 95% of the foregoing sum shall be allocated to assets that are “section 197 intangibles” within the meaning of Section 197(d) of the Code or other depreciable or amortizable assets that have a recovery period for U.S. federal income tax purposes that is equal to or less than fifteen (15) years (the “Allocation”). Buyer shall have thirty (30) days to give a written notice to Seller of its objections, if any, to the Allocation; provided that Buyer shall not be entitled to object to the Allocation to the extent the Allocation is consistent with the Valuation. If Buyer does not provide such notice of objection within such thirty (30) day period, Buyer shall be deemed to have accepted in full the Allocation delivered by Seller. If Buyer delivers a timely notice of objection with respect to assets that were not covered by the Valuation, Buyer and Seller shall negotiate in good faith to reach agreement regarding the Allocation. For the avoidance of doubt, the Parties agree that none of the Final Purchase Price or other consideration payable in connection with this Agreement will be allocated to the covenants contained in Section 5.08. If the Purchase Price is adjusted for federal or other applicable income tax purposes pursuant to Section 9.07 or otherwise, the Parties shall cooperate in good faith to make appropriate updates to the Allocation, consistent with the original Allocation and taking into account the circumstances giving rise to the adjustment. The Parties shall, and shall cause their Affiliates to, file all Tax Returns (including Internal Revenue Service Form 8594) consistent with the Allocation (including as modified pursuant to this Section 2.07); provided that nothing in this sentence shall prevent any Party or its Affiliates from settling any proposed deficiency or adjustment by any Governmental Authority based upon or arising out of the Allocation, and no Party or its Affiliates shall be required to litigate before any court any proposed deficiency or adjustment by any Governmental Authority challenging such Allocation. Buyer and Seller shall notify each other promptly in writing upon receiving notice of any examination, audit or other proceeding regarding the Allocation.

Section 2.08. Withholding. The Parties agree that no amounts shall be withheld from any payments by Buyer under this Agreement so long as Seller delivers (or causes to be delivered) the statement referred to in Section 2.04(a)(v) at or prior to the Closing.

Section 2.09. Asset Management Business. Notwithstanding anything in this Agreement to the contrary, and subject to Schedule 2.09, the Parties acknowledge and agree that Seller shall, and shall cause the Company and the Company Subsidiaries to (a) take each of the actions set forth in Schedule 2.09, (b) transfer or assign all claims initiated or made by the Company and the Company Subsidiaries to the extent relating to the Asset Management Business to Seller prior to the Closing, (c) use its commercially reasonable efforts to transfer or assign all assets, documents, materials, communications, analyses and other information of the Company and the Company Subsidiaries to the extent relating to the Asset Management Business to Seller prior to the Closing, and (d) as between Seller, on the one hand, and the Company and the Company Subsidiaries on the other hand, transfer and assign all other claims and other Liabilities of the Company and the Company Subsidiaries to the extent relating to the Asset Management Business to Seller prior to the Closing (it being acknowledged and agreed that this clause (d) shall not require Seller, the Company or the Company Subsidiaries to obtain, except as otherwise provided in Schedule 2.09, the consent or approval of any third party related to such transfers and assignments). The Parties acknowledge and agree that Buyer is not acquiring or assuming, any assets, Liabilities or other matters to the extent related to the Asset Management Business. In accordance with Section 9.02(a)(iii), Seller will indemnify Buyer, the Company and the Company Subsidiaries from any and all claims, Liabilities or Damages related to the Asset Management Business, both prior to and following the Closing. Seller shall pay or cause to be paid all Taxes arising as a direct result of the transfers and assignments described in this Section 2.09.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer as of the date hereof and as of the Closing Date that, except as set forth in the Disclosure Schedule (but subject to Section 11.10):

Section 3.01. Organization and Qualification.

(a) Seller is duly organized, validly existing and (where such concept is applicable) in good standing (or local equivalent) under the Laws of the State of Delaware. The Company and each Company Subsidiary is duly organized, validly existing and (where such concept is applicable) in good standing (or local equivalent) under the Laws of its jurisdiction of organization, formation or incorporation, as applicable and as specified in Schedule 3.01(a). Each of Seller, the Company and each Company Subsidiary has the company power and authority necessary to own or lease their respective properties and assets and to carry on their respective business as presently conducted in all material respects, except, in the case of Seller, as would not reasonably be expected, individually or in the aggregate, to interfere with, prevent or materially delay the ability of Seller to enter into and perform its obligations under this Agreement or consummate the transactions contemplated by the Transaction Documents.

(b) Each of Seller, the Company and each Company Subsidiary is duly qualified to do business (where such concept is applicable) in each jurisdiction where the nature of their respective business or the ownership of their respective assets makes such qualification necessary, except where the failure to be so qualified would not reasonably be expected, individually or in the aggregate, to interfere with, prevent or materially delay its ability to enter into and perform its obligations under this Agreement or consummate the transactions contemplated by the Transaction Documents. Seller has made available to Buyer true and complete copies of the Organizational Documents of the Company and each Company Subsidiary, and all respective amendments thereto, as currently in effect. Neither the Company nor any Company Subsidiary is in material violation of any provision of such Organizational Documents.

Section 3.02. Authorization.

(a) Seller has all requisite organizational power and authority to execute and deliver this Agreement and each other Transaction Document to be executed by Seller and to perform its obligations hereunder and thereunder and, subject to receipt of the Seller Member Approval, to consummate the transactions contemplated on its respective parts hereby and thereby. This Agreement and each Transaction Document to be executed by Seller has been duly authorized, executed and delivered by Seller, subject to receipt of the Seller Member Approval, and, assuming that this Agreement has been duly and validly authorized, executed and delivered by Buyer, constitutes a valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’

rights generally, by general equitable principles or by the discretion of any Governmental Authority before which any Action seeking enforcement may be brought (regardless of whether enforcement is sought in a proceeding at law or in equity).

(b) The only vote of holders of any class or series of equity interests of Seller necessary to approve the transactions contemplated by this Agreement is the Seller Member Approval. No other vote or approval of the members or other holders of equity interests of Seller is necessary to consummate the transactions contemplated by this Agreement.

Section 3.03. Non-contravention.

(a) The execution, delivery and performance of this Agreement and the other Transaction Documents to be executed by Seller, the consummation of the transactions contemplated hereby and thereby, and the fulfillment of and the performance by Seller of its obligations hereunder and thereunder will not (i) violate any provision of the Organizational Documents of Seller, the Company or any Company Subsidiary, (ii) except as set forth on Schedule 3.03, violate or result in a breach of, or constitute a default or require a consent under or give rise to any right of termination, cancellation or acceleration of any right or obligation or to a loss of any benefit to which Seller, the Company or any Company Subsidiary is entitled under any provision of any Material Contract to which such Person is party, (iii) assuming compliance with the matters referred to in Section 3.04, violate or result in a breach of any Law or Permit applicable to Seller, the Company or any Company Subsidiary or (iv) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of Seller, the Company or any Company Subsidiary, except, with respect to clauses (ii), (iii) and (iv): as would not reasonably be expected, individually or in the aggregate, to interfere with, prevent or materially delay the ability of Seller to enter into and perform its obligations under this Agreement or consummate the transactions contemplated by the Transaction Documents.

(b) Each of the Company and the Company Subsidiaries has good and marketable title to all of its assets, free and clear of all liens and encumbrances, other than Permitted Liens.

Section 3.04. Governmental Authorization. The execution, delivery and performance by Seller of this Agreement and other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby require no action by or in respect of, or consent from or filing with, any Governmental Authority, other than (a) compliance with any applicable requirements of the HSR Act, (b) compliance with the regulatory requirements set forth in Schedule 3.04 and (c) any such action or filing the failure of which to be made or obtained would not reasonably be expected, individually or in the aggregate, to interfere with, prevent or materially delay the ability of Seller to enter into and perform its obligations under this Agreement or consummate the transactions contemplated by the Transaction Documents.

Section 3.05. Capitalization.

(a) All of the LLC Interests are owned beneficially and of record by Seller, free and clear of any Liens other than transfer restrictions imposed thereon by Law and the Organizational Documents of Seller (which transfer restrictions will have been complied with and/or satisfied on or before Closing). None of the LLC Interests have been issued in violation of, or are subject to, any preemptive or subscription rights. There are no options, offers, warrants, profits interests, conversion or exchange rights, call Contracts or other rights granted by the Company to subscribe for or to purchase from the Company, or Contracts obligating the Company to issue, repurchase, redeem, transfer, dispose of or sell, capital stock, partnership or limited liability company interests or other securities of the Company (whether debt, equity or a combination thereof or whether convertible into or exchangeable or exercisable for such securities) or obligating Seller or the Company to grant, extend or enter into any such Contract. There are no bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into securities having the right to vote) on any matters on which Seller may vote.

(b) Schedule 3.05(b) sets forth an accurate and complete list of each Company Subsidiary. All of the Company Subsidiaries are wholly-owned, directly or indirectly, beneficially and of record by the Company, free and clear of any Liens other than Permitted Liens and transfer restrictions imposed thereon by Law, and, except as identified on Schedule 3.05(b), the Company and the Company Subsidiaries do not own, directly or indirectly, any equity interests in any other entities. Except for the Company Subsidiaries, the Company does not own or hold, directly or indirectly, any equity interest in any other Person. There is no (A) existing option, warrant, call, right or agreement to which the Company or any Company Subsidiary is a party requiring, and there are no securities of any of the Company Subsidiaries outstanding that upon conversion or exchange would require, an increase to the value of any capital stock, limited liability company interest or partnership interest of any Company Subsidiary, as applicable, or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase any capital stock, limited liability company interest or partnership interest of any Company Subsidiary, (B) shares of capital stock of, partnership interests that represent the corporate capital of or other equity interests in the Company Subsidiaries that are reserved for issuance or (C) bonds, debentures, notes or other Indebtedness having the right to vote on any matters on which the equity holders of any Company Subsidiary may vote.

Section 3.06. Financial Statements.

(a) Seller has made available to Buyer complete and correct copies of the (i) consolidated balance sheets of the Company and the Company Subsidiaries as of December 31, 2013, 2012 and 2011, and the related consolidated statements of income, changes in members’ equity and cash flows for each of the three years in the period ended December 31, 2013, 2012 and 2011 (the “Audited Financial Statements”), and (ii) the unaudited consolidated balance sheet of the Company and the Company Subsidiaries for the ten-month period ended as of October 31, 2014, and the related unaudited consolidated statements of income for the ten-month period ended as of October 31, 2014 (the “Unaudited Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”), true and complete copies of which are set forth in Schedule 3.06(a). The Financial Statements (A) have been prepared from, are in accordance with, and accurately reflect the books and records of the Company and the Company Subsidiaries in all material respects (except as may be indicated in the notes thereto), (B) fairly present in all material respects the combined financial position and combined results of operations and cash flows of the Company and the Company Subsidiaries as of the respective dates or for the respective time periods set forth therein and (C) have been prepared in accordance with GAAP consistently applied (except as may be indicated in the notes thereto or, in the case of the Unaudited Financial Statements, for normal and recurring year-end adjustments).

(b) Schedule 3.06(b) sets forth (i) the fees received by the Company in respect of the Asset Management Business and the renovation services projects set forth therein for the ten-month period ended October 31, 2014; (ii) payroll expenses associated with the employees of the Company and Company Subsidiaries identified therein for the ten-month period ended October 31, 2014 and (iii) an estimate of non-payroll expenses anticipated to be incurred by Newco with respect to the Asset Management Business for an illustrative ten-month period.

(c) The Company and the Company Subsidiaries (i) have only those key money commitments as set forth on Schedule 3.06(c) and (ii) do not have individual outstanding capital expenditure commitments in excess of $25,000, except for capital expenditures made or to be made at any individual hotel property on behalf and at the cost of the applicable hotel owner.

Section 3.07. Absence of Certain Developments. Except for actions taken in preparation for the transactions contemplated by this Agreement, from and after the Balance Sheet Date through the date of this Agreement, (a) there has not been any Material Adverse Effect, (b) the business of the Company and the Company Subsidiaries, including renewing all permits and liquor licenses as they become eligible for renewal, has been conducted in the ordinary course consistent with past practice in all material respects and (c) neither the Company nor any Company Subsidiary has taken any action that would, if taken by such Person from the date hereof through the Closing Date, require the consent of Buyer under Section 5.01.

Section 3.08. Compliance with Laws; Permits; Privacy.

(a) Except with respect to compliance with Law concerning (i) employee and employee benefits matters (which is solely addressed in those certain representations and warranties made pursuant to Sections 3.12 and 3.13), (ii) Environmental Laws (which is solely addressed in those certain representations and warranties made pursuant to Section 3.11), (iii) Taxes (which is solely addressed in those certain representations and warranties made pursuant to Section 3.14) and (iv) Intellectual Property (which is solely addressed in those certain representations and warranties made pursuant to Section 3.15), as of the date hereof, neither the Company nor any Company Subsidiary is in conflict with, default under or violation of, charged by any Governmental Authority with a violation of, or to Seller’s knowledge is being investigated for a violation of, any Law (including the US Foreign Corrupt Practices Act, UK Bribery Act, the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001, Title III of the USA PATRIOT Act, anti-boycott laws or any similar Laws (collectively, “Anti-Corruption Laws”)) applicable to the Company and the Company Subsidiaries or by which any property or asset of the Company or any Company Subsidiary is bound or affected. Without limiting the foregoing, neither the Companies nor the Company Subsidiaries have received any written notice during the twelve (12) months prior to the date of this Agreement alleging any violation with respect to any liquor license held directly, or indirectly for the benefit of, the Company or the Company Subsidiaries.

(b) To Seller’s knowledge, (i) none of Seller, the Company or the Company Subsidiaries has ever been the subject of any bribery, money laundering or anti-kick-back investigation by any Governmental Authority and (ii) none of the directors, officers, agents, employees or other Persons acting on behalf of the Company or the Company Subsidiaries, directly or indirectly, have taken any action, or failed to act, in a manner that would be a violation of any Anti-Corruption Laws. As of the date hereof, neither Seller, the Company nor any of the Company Subsidiaries has, since January 1, 2010, received any written notice of any facts or circumstances that would constitute a violation of any Anti-Corruption Laws.

(c) With respect to privacy and data protection matters:

(i) To the knowledge of Seller, the Company and the Company Subsidiaries are, and since January 1, 2010 have been, in material compliance with: (A) all applicable Laws-pertaining to (x) data security, cyber security and e-commerce, (y) the collection, storage, use, access, disclosure, processing, security and transfer of Personal Data (collectively “Data Activities”) ((x) and (y) together, “Privacy Laws”) and (z) sales and marketing, including the CAN-SPAM Act, the Telephone Consumer Protection Act and the Telemarketing Sales Rule; and (B) the Payment Card Industry Security Standards set by the PCI Security Standards Council and the Company and the Company Subsidiaries have validated their compliance as required by any contractual obligations on Company and the applicable rules and guidelines issued by the Card Associations.

(ii) Schedule 3.08(c) sets forth, as of the date hereof, the Company’s and the Company Subsidiaries’ written policies relating to Data Activities, including publicly posted website and mobile app privacy policies (“Privacy and Data Securities Policies”). To the knowledge of Seller, at all times the Company and the Company Subsidiaries are, and since January 1, 2010 have been, in material compliance with such Privacy and Data Security Policies.

(iii) Schedule 3.08(c) sets forth, as of the date hereof, all Actions against the Company alleging that any Data Activity of the Company or the Company Subsidiaries: (A) is in violation of any applicable Privacy Laws, (B) is in violation of any Contracts applicable to Data Activities to which the Company or the Company Subsidiaries are a party (collectively, “Privacy Agreements”), (C) is in violation of any Privacy and Data Security Policies or (D) otherwise constitutes an unfair, deceptive or misleading trade practice. To the knowledge of Seller, neither the execution, delivery or performance of this Agreement, nor the consummation of any of the transactions contemplated hereby, will violate any of the Privacy and Data Security Policies.

(iv) Except as set forth on Schedule 3.08(c), to the knowledge of Seller, there has been no material unauthorized access, use or disclosure of Personal Data in the possession or control of the Company and the Company Subsidiaries.

(v) Where materially relevant to the scope of services being delivered, the Company and the Company Subsidiaries currently contractually require, and since January 1, 2010, have contractually required, in all new written Contracts with third parties, including vendors, affiliates, and other persons providing services to them that have access to or receive Personal Data from or on behalf of the Company and the Company Subsidiaries to comply with all applicable Privacy Laws, and to take all reasonable steps to ensure that all Personal Data of the Company and the Company Subsidiaries is protected against damage, loss, and against unauthorized access or disclosure.

(d) The Company and the Company Subsidiaries possess all material governmental permits, approvals, orders, authorizations, consents, licenses, certificates, franchises, exemptions of, or filings or registrations with, or issued by, any Governmental Authority necessary for the operation of the business of the Company and the Company Subsidiaries as currently conducted (the “Permits”). All such Permits are in full force and effect, and to Seller’s knowledge there are no Actions pending or threatened by any Governmental Authority that seek the revocation, cancellation, suspension or adverse modification thereof. Neither the Company nor any of the Company Subsidiaries is in default, and, to the knowledge of Seller, no condition exists that with notice or lapse of time or both would constitute a material default, under the Permits.

Section 3.09. Litigation. Except as set forth in Schedule 3.09, as of the date hereof, there are no Actions pending by or before any Governmental Authority or, to the knowledge of Seller, threatened against Seller, the Company or the Company Subsidiaries that (i) in the case of Seller, would reasonably be expected, individually or in the aggregate, to interfere with, prevent or materially delay the ability of Seller to enter into and perform their obligations under this Agreement or consummate the transactions contemplated by the Transaction Documents, (ii) otherwise would reasonably be expected, individually or in the aggregate, to result in material Liability to the Company and the Company Subsidiaries, taken as a whole, or otherwise materially interfere with the conduct of the business of the Company and the Company Subsidiaries in substantially the manner currently conducted and (iii) were initiated by the Company as plaintiff. As of the date hereof, except as set forth in Schedule 3.09, (i) there is no order, writ, settlement, judgment, award, ruling, injunction, decree or consent decree entered by or with any Governmental Authority or third party purporting to enjoin or restrain the execution, delivery and performance by Seller of the transactions contemplated hereby, or (ii) there is no order, writ, settlement, judgment, award, ruling, injunction, decree or consent decree entered by or with any Governmental Authority or third party that would reasonably be expected, individually or in the aggregate, to result in material Liability to the Company and the Company Subsidiaries, taken as a whole, or otherwise materially interfere with the conduct of the business of the Company and the Company Subsidiaries in substantially the manner currently conducted.

Section 3.10. No Undisclosed Liabilities. The Company and the Company Subsidiaries do not have any material Liabilities that would have been required to be reflected in, reserved against or otherwise described in the Balance Sheet in accordance with GAAP, consistently applied in accordance with past practice, and that were not so reflected, reserved against or described therein, other than Liabilities (a) incurred in the ordinary course of business after the Balance Sheet Date, or (b) incurred under this Agreement or in connection with the transactions contemplated hereby.

Section 3.11. Environmental Matters.

(a) Except as set forth on Schedule 3.11:

(i) to Seller’s knowledge, the Company and the Company Subsidiaries are in material compliance with all applicable Environmental Laws in connection with the conduct of their businesses, including any Permits required by applicable Environmental Laws;

(ii) to Seller’s knowledge, (A) no written notice, claim, inquiry, order, complaint, penalty or demand has been made and (B) there is no Action pending or threatened, which (1) alleges the actual or potential violation of or noncompliance with any Environmental Law or any Permit required by any applicable Environmental Law, alleges any potential Liability, obligation, costs or Damages arising under or relating to any Environmental Law including any remedial, natural resource, response, removal or corrective obligations, or seeks to revoke, amend, modify or terminate any Permit required by any applicable Environmental Law, (2) relates to the Company and the Company Subsidiaries or the Leased Real Property and (3) has not been settled, dismissed, paid or otherwise resolved without ongoing obligations or costs prior to the date hereof; and

(iii) there are no Actions involving the actual or potential violation of or noncompliance with any Environmental Law or any Permit required by any applicable Environmental Law which have been initiated by the Company or the Company Subsidiaries against any other party (and all such Actions which have been settled, dismissed, paid or otherwise resolved since January 1, 2012, are identified on Schedule 3.11).

(b) The representations in this Section 3.11 are the sole and exclusive representations made by Seller with respect to any Environmental Conditions, Environmental Laws or any Permit required under any Environmental Law.

Section 3.12. Employee Matters.

(a) With respect to the Company Employees, each of the Company and the Company Subsidiaries are in material compliance with all applicable Laws respecting employment, employment practices, labor, terms and conditions of employment, wages and hours, employment standards, workers’ compensation and plant closings. Except as set forth on Schedule 3.12(a), there are no Actions pending or, to the knowledge of Seller, threatened against the Company or any of the Company Subsidiaries brought by or on behalf of any Company Employee relating to any such Laws. Except as set forth on Schedule 3.12(a), no claims are currently pending or under investigation, and to the knowledge of Seller there is no basis for any claim, against any employee on the basis of fraud, embezzlement, material theft or any similar claim involving material dishonesty. Schedule 3.12(a) includes, as of the date hereof, all litigation initiated by the Company against any person related to employment matters, including matters related to fraud, embezzlement, material theft, or any similar claims

(b) Schedule 3.12(b)(i) sets forth a list of all Bargaining Agreements to which the terms and conditions of employment of the Company Employees are subject as of the date hereof and, as of the date hereof, except as set forth on Schedule 3.12(b)(ii), there are no labor unions or works councils (i) representing any Company Employee in connection with their employment by the Company or any of the Company Subsidiaries or (ii) to the knowledge of Seller, engaged in any organizing activity with respect to representing any Company Employee. Since January 1, 2013, there has not been and, to the knowledge of Seller there is not presently pending, existing, or threatened, any material strike, slowdown, picketing, or work stoppage by Company Employees.

(c) A complete and accurate list of all employees of the Company and the Company Subsidiaries, as of the date hereof, whose costs are not allocated to, and reimbursed by, hotel owners, including position and compensation as of the date hereof is set forth in Schedule 3.12(c). Except as set forth on Schedule 3.12(c), and excluding the Company Plans set forth on Schedule 3.13(a) and the Bargaining Agreements set forth in Schedule 3.12(b)(i), none of the Company’s or the Company Subsidiaries’ employees is a party to a written employment agreement or contract with the Company or any Company Subsidiary.

(d) The severance policies and any other severance agreements or retention or stay bonuses of the Company and the Company Subsidiaries are as set forth in the Review Documents.

(e) The representations in this Section 3.12 are the sole and exclusive representations made by Seller with respect to any matters relating to employees and employment.

Section 3.13. Employee Benefit Plans.

(a) Schedule 3.13(a) lists, as of the date hereof, each Company Plan. Seller has made available to Buyer a copy of each plan document for each Company Plan listed in Schedule 3.13(a).

(b) None of the Company Plans are subject to Title IV of ERISA. The transactions contemplated by this Agreement are not reasonably expected to trigger any material Liability for Buyer or any of the Company and the Company Subsidiaries under Title IV of ERISA with respect to any Company Plan.

(c) Each Company Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter, or has pending or is within the remedial amendment period in which to file, an application for such determination from the IRS.

(d) Each Company Plan has been maintained in material compliance with its terms and with any applicable Law. None of the Company Plans are presently, or, in the past three years, have been, under audit or examination (nor has notice been received of any potential audit or examination) by any Governmental Authority. Other than routine claims for benefits, there are no material proceedings or claims pending or, to the knowledge of Seller, threatened with respect to any Company Plan.

(e) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event, such as a termination of employment) (i) result in any material payment becoming due to any Company Employee under any Company Plan, (ii) materially increase any benefits otherwise payable under any Company Plan or (iii) result in the acceleration of the time of payment or vesting of any material benefits under any Company Plan.

(f) Neither Company or any Company Subsidiary has any equity or equity-equivalent based employee benefit plans relating to equity of the Company or the Company Subsidiaries; provided that Buyer acknowledges that certain employees of the Company and the Company Subsidiaries participate in equity or equity equivalent based employee benefit plans maintained by Seller, which plans will not be transferred to Buyer pursuant to this Agreement, and Buyer will not be bound by, liable for or subject to any such plans.

(g) The representations in this Section 3.13, along with the representations and warranties set forth in Section 3.09 regarding litigation involving the Company, whether as plaintiff or defendant, are the sole and exclusive representations made by Seller with respect to any matters relating to employee benefits.

Section 3.14. Taxes.

(a) Each of the Company and the Company Subsidiaries has timely filed all Tax Returns required to be filed by it. None of the Company and the Company Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return, other than automatic extensions of time not requiring the consent of any Taxing Authority and extensions of time requested or obtained in the ordinary course of business.

(b) All Pre-Closing Taxes have either been paid or are included as a current liability in Final Net Working Capital.

(c) There are currently no deficiencies for Taxes due from the Company or any of the Company Subsidiaries that have been claimed, proposed or assessed, in each case, in writing, by any Taxing Authority for any taxable period for which the period of assessment remains open. There are no pending audits, claims, assessments, administrative proceedings or other Actions for or relating to any Tax Liability of the Company or any of the Company Subsidiaries. Neither the Company nor any Company Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency which waiver has not expired or been terminated. Schedule 3.14 sets forth all Actions related to Taxes which have been initiated by or against the Company or the Company Subsidiaries which have not been resolved.

(d) There are no Liens for Taxes upon the assets of the Company or any of the Company Subsidiaries other than Permitted Liens.

(e) For U.S. federal income tax purposes, the Company and each of the Company Subsidiaries that are organized as limited liability companies are treated as entities that are disregarded as separate from Seller.

(f) Neither the Company nor any of the Company Subsidiaries has engaged in any “listed transactions” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(g) The representations and warranties in Section 3.13 (to the extent related to Taxes) and this Section 3.14 are the sole and exclusive representations and warranties made by Seller with respect to any matters relating to Taxes, and none of the representations and warranties in this Section 3.14 (other than Section 3.14(e)) may be relied upon for purposes of indemnification or otherwise with respect to any taxable periods (or portions thereof) beginning after the Closing Date.

Section 3.15. Intellectual Property.

(a) Schedule 3.15(a) contains a list, as of the date hereof, of all (i) issued patents and pending patent applications, (ii) trademark and service mark registrations and pending applications, (iii) copyright registrations and pending applications, and (iv) material internet domain name registrations owned by the Company or any of the Company Subsidiaries (collectively, the “Company Registered Intellectual Property”).

(b) (i) The Company and the Company Subsidiaries are the sole and exclusive owners of the Company Registered Intellectual Property, (ii) each item of Company Registered Intellectual Property is subsisting, with all maintenance and renewal fees that are due through the Closing Date having been paid, (iii) to the knowledge of Seller, there are no judgments, orders, decrees, other official determinations, or contractual obligations that invalidate, or limit the ownership or enforceability of any of the Company Registered Intellectual Property and (iv) no Action is pending, or to the knowledge of Seller, is threatened, which challenges the validity, enforceability, registration, ownership or use of any of the Company Registered Intellectual Property.

(c) The execution, delivery and performance of this Agreement and the other Transaction Documents to be executed by Seller, the consummation of the transactions contemplated hereby and thereby, and the fulfillment of and the performance by Seller of its obligations hereunder and thereunder will not result in the loss, forfeiture, termination, or impairment of, or give rise to a right of any Person to limit, terminate, or consent to the continued use of, any rights of the Company and the Company Subsidiaries in any Intellectual Property.

(d) Neither the Company nor any Company Subsidiary is, to the knowledge of Seller, currently infringing, misappropriating, diluting, or otherwise violating any Intellectual Property of any other Person. None of Seller, the Company or the Company Subsidiaries have received any charge, complaint, claim, demand or notice during the past three (3) years (or earlier, if presently not resolved) alleging any infringement, misappropriation, dilution or other violation of the Intellectual Property of any other Person by Seller, the Company or any of the Company Subsidiaries. To the knowledge of Seller, no Person is infringing, misappropriating, diluting, or otherwise violating any material Intellectual Property owned by the Company or any of the Company Subsidiaries.

(e) The Company and the Company Subsidiaries have in place commercially reasonable measures, consistent with current industry standards, to protect the confidentiality, integrity and security of the computers, servers, workstations, routers, hubs, switches, circuits, networks and other information technology equipment owned or controlled by the Company and the Company Subsidiaries (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption.

(f) The representations in this Section 3.15 are the sole and exclusive representations made by Seller with respect to any matters relating to Intellectual Property.

Section 3.16. Material Contracts.

(a) Schedule 3.16(a) sets forth a list of all Contracts (other than purchase or service orders executed in the ordinary course of business) of the type described below to which the Company or any Company Subsidiary is a party that is in effect on the date of this Agreement (each contract that is required to be listed in Schedule 3.16(a), being a “Material Contract”):

(i) any agreement for the purchase or lease of equipment, materials, supplies or other personal property that is not terminable within six (6) months’ notice and requiring annual payments by the Company or any of the Company Subsidiaries of $250,000 or more;

(ii) any agreement providing for the sale of services that is not terminable within six (6) months’ notice and requiring annual payments to the Company or any of the Company Subsidiaries of $250,000 or more (other than Company Plans);

(iii) any hotel operating agreement or technical services agreement, or other material agreement with a third party hotel owner;

(iv) any agreement that contains noncompetition covenants that prohibit the Company and the Company Subsidiaries from freely engaging in any business or in any geographic territory or market;

(v) any mortgage, indenture, note, bond or other agreement relating to indebtedness for borrowed money incurred by the Company and the Company Subsidiaries;

(vi) any agreements regarding loans by the Company or the Company Subsidiaries to third parties, including to officers, directors, employees, hotel owners or otherwise (excluding any Company Plans and travel advances in the ordinary course of business) that will remain outstanding following the Closing;

(vii) any partnership, joint venture, franchise or other similar equity investment agreements with any Person other than the Company or any Company Subsidiary;

(viii) any agreement granting any of the Company and the Company Subsidiaries the right to use, exploit or practice any Intellectual Property owned by third parties which is material to the businesses of the Company and the Company Subsidiaries (other than COTS Licenses);

(ix) any agreement granting any third party the right to use, exploit or practice any Intellectual Property owned by any of the Company and the Company Subsidiaries, which agreement is material to the businesses of the Company or any Company Subsidiary;

(x) except for transactions between or among the Company and the Company Subsidiaries, any agreement entered during the three (3)-year period prior to the date of this Agreement relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise); or

(xi) any agreement associated with hedges, derivatives or other similar instruments.

(b) Except as set forth in Schedule 3.16(b), each Material Contract set forth in Schedule 3.16(a) is (i) a valid and binding agreement of the Company or the Company Subsidiary party thereto, and to the knowledge of Seller, of the other party or parties thereto, enforceable in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Authority before which any Action seeking enforcement may be brought, and (ii) to Seller’s knowledge, in full force and effect as of the date hereof, in each case. Neither the Company nor any of the Company Subsidiaries has received any written notice of, and to Seller’s knowledge there are no facts or circumstances that would serve as the basis of, any default or event that, with notice or lapse of time, or both, would constitute a default by the Company or any of the Company Subsidiaries under any Material Contract. To the knowledge of Seller, no other party to a Material Contract is in default of such Material Contract or has repudiated any term of any Material Contract, and there has been no waiver of any rights by the Company, any Company Subsidiary, or any other party thereto. As of the date hereof, Seller has not received any written notice of, and to Seller’s knowledge there are no facts or circumstances that would serve as the basis of, any termination, cancellation or non-renewal with respect to any Material Contract.

(c) Except as set forth on Schedule 3.16(d), there is no outstanding failure of a performance test to which the Company and the Company Subsidiaries is subject under any hotel management agreement, and to Seller’s knowledge, there is no pending or anticipated failure of a performance test for the operating year ending December 31, 2014.

Section 3.17. Insurance. Schedule 3.17 sets forth an accurate and complete list of all material policies of property, liability, workers’ compensation and other forms of insurance owned or held by the Company and the Company Subsidiaries (not including any Company Plan). All premiums due and payable have been paid, no written notice of cancellation or termination has been received with respect to any such policy, and there is no existing default with respect to any such policy.

Section 3.18. Real Property. Schedule 3.18 sets forth an accurate and complete list of any lease covering Leased Real Property (the “Leases”). Neither the Company nor any Company Subsidiary owns any real property. Each Lease is a valid and binding agreement of the Company or the applicable Company Subsidiary, enforceable in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Authority before which any Action seeking enforcement may be brought. Neither the Company nor any Company Subsidiary is in default of, or have received any written notice of any default or event that, with notice or lapse of time, or both, would constitute a default by the Company or any of the Company Subsidiaries under any Lease. With respect to each Lease, the lease agreement and all amendments thereto have been provided in the Review Documents. To the knowledge of Seller, no other party to a Lease is in default of such Lease. Seller has delivered to the Buyer true, correct and complete copies of each Lease; and to Seller’s knowledge, there are no condemnation or eminent domain proceedings pending, contemplated or overtly threatened against the Leased Real Property.

Section 3.19. Related Party Transactions.

(a) Except as set forth on Schedule 3.19(a), no current officer or director of the Company or any of the Company Subsidiaries (i) is party to any material Contract or other business arrangement (other than employment, retention or similar agreements and arrangements and Company Plans) with the Company or any of the Company Subsidiaries that is not terminable at will by the Company or the applicable Company Subsidiary without payment or penalty or (ii) owns any material property or right, tangible or intangible, which is used by the Company or any of the Company Subsidiaries.

(b) There are no agreements, arrangements or understandings between Seller, on the one hand, and the Company or any Company Subsidiary, on the other hand, that are not terminable at will by the Company or such Company Subsidiary without payment or penalty (“Affiliate Transactions”).

Section 3.20. Brokers. Except for fees payable to Goldman Sachs & Co., whose fees shall be paid by Seller, no Person is or will be entitled to a broker’s, finder’s, investment banker’s, financial adviser’s or similar fee from Seller or any Person acting on its behalf in connection with this Agreement or any of the transactions contemplated hereby.

Section 3.21. Solvency. Seller is not entering into this Agreement or the transactions contemplated hereby with the actual intent to hinder, delay or defraud present or future creditors of Seller or any of its Affiliates. At and immediately prior to the Closing, the Company and each of the Company Subsidiaries (a) will be solvent (in that both the fair value of its assets will not be less than the sum of its indebtedness (including a reasonable estimate of any contingent Liabilities) and that the present fair saleable value of its assets will not be less than the amount required to pay its probable Liability on its recourse indebtedness as such indebtedness matures or becomes due), (b) will have adequate capital and liquidity with which to engage in its business, and (c) will not have incurred and does not plan to incur indebtedness beyond its ability to pay as such indebtedness matures or becomes due.

Section 3.22. No Other Representations And Warranties. Except for the specific representations and warranties contained in this Article III (in each case as modified by the Disclosure Schedules hereto), neither Seller nor any other Person makes any express or implied representation or warranty, including with respect to Seller, the Company or any Company Subsidiary or the transactions contemplated by this Agreement, and Seller disclaims any other representations or warranties, whether made by Seller, any of its Affiliates or any of their respective officers, directors, direct or indirect equity holders, managers, employees, agents or other Representatives. Any documents, title information, assessments, surveys, plans, specifications, reports and studies or other information made available to Buyer by or on behalf of Seller, including any information made available to Buyer on any electronic data room (collectively, “Review Documents”) are provided as information only. Buyer shall not rely upon any Review Document(s) in lieu of conducting its own due diligence. Except for the specific representations and warranties contained in this Article III (in each case as modified by the Disclosure Schedules hereto), Seller has not made, does not make and has not authorized anyone else to make any representation as to: (a) the accuracy, reliability or completeness of any of the Review Documents; (b) the condition of any building(s), structures or other improvements at the Leased Real Property; (c) the operating condition of the properties or assets of the Company and the Company Subsidiaries; (d) the Environmental Conditions of the Leased Real Property INCLUDING THE PRESENCE OR ABSENCE OF ANY HAZARDOUS SUBSTANCES; (e) the enforceability of, or Buyer’s ability to obtain the benefits of, any agreement of record affecting the Company or the Company Subsidiaries; (f) the transferability or assignability of any Contract or Permit; or (g) any other matter or thing affecting or relating to the Company, the Company Subsidiaries or the LLC Interests. SELLER HEREBY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, PROJECTION, FORECAST, STATEMENT, OR INFORMATION MADE, COMMUNICATED OR FURNISHED (ORALLY OR IN WRITING) TO BUYER OR ITS AFFILIATES OR REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION, PROJECTION OR ADVICE THAT MAY HAVE BEEN OR MAY BE PROVIDED TO BUYER BY ANY DIRECTOR, OFFICER, MANAGER, EMPLOYEE, AGENT, CONSULTANT OR REPRESENTATIVE OF SELLER OR ANY OF THEIR RESPECTIVE AFFILIATES) EXCEPT AS EXPRESSLY PROVIDED FOR IN THE TRANSACTION DOCUMENTS. SELLER MAKES NO REPRESENTATIONS OR WARRANTIES TO BUYER REGARDING THE PROBABLE SUCCESS, PROFITABILITY OR VALUE OF ANY OF THE COMPANY AND THE COMPANY SUBSIDIARIES.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller that:

Section 4.01. Organization and Qualification. Buyer is a Delaware corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Buyer is duly qualified to do business (where such concept is applicable) in each jurisdiction where the nature of its business or the ownership of its assets makes such qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected, individually or in the aggregate, to interfere with, prevent or materially delay the ability of Buyer to enter into and perform its obligations under this Agreement or consummate the transactions contemplated hereby. Buyer has the company power and authority necessary to own or lease its properties and assets and to carry on its business as presently conducted in all material respects.

Section 4.02. Authorization. Buyer has all requisite organizational power and authority to execute and deliver this Agreement and each other Transaction Document to be executed by Buyer and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated on its part hereby and thereby. This Agreement and each Transaction Document to be executed by Buyer has been duly authorized, executed and delivered by Buyer and, assuming that this Agreement has been duly and validly authorized, executed and delivered by Seller, constitutes a valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Authority before which any Action seeking enforcement may be brought (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 4.03. Non-contravention. The execution, delivery and performance by Buyer of this Agreement and the other Transaction Documents to be executed by Buyer, and the consummation of the transactions contemplated hereby and thereby, and the fulfillment of and the performance by Buyer of its obligations hereunder and thereunder do not and will not (a) violate any provision of the Organizational Documents of Buyer, (b) violate or result in a breach of, or constitute a default or require a consent under or give rise to any right of termination or other action by any Person under, any provision of any Contract to which Buyer is party, (c) assuming compliance with the matters referred to in Section 4.04, violate or result in a breach of any Law of any Governmental Authority applicable to Buyer, or (d) result in the creation or imposition of any material Lien on any asset of Buyer (except, in the case of clauses (b), (c) and (d), as would not reasonably be expected, individually or in the aggregate, to interfere with, prevent or materially delay the ability of Buyer to enter into and perform its obligations under this Agreement or consummate the transactions contemplated by the Transaction Documents).

Section 4.04. Governmental Authorization. The execution, delivery and performance by Buyer of this Agreement and other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby require no action by or in respect of, or consent from or filing with, any Governmental Authority, other than (a) compliance with any applicable requirements of the HSR Act, and (b) any such action or filing the failure of which to be made or obtained would not reasonably be expected, individually or in the aggregate, to interfere with, prevent or materially delay the ability of Buyer to enter into and perform its obligations under this Agreement or consummate the transactions contemplated by the Transaction Documents.

Section 4.05. Litigation. As of the date hereof, there are no Actions pending or, to the knowledge of Buyer, threatened against Buyer by or before any Governmental Authority, except for such Actions as would not reasonably be expected, individually or in the aggregate, to interfere with, prevent or materially delay the ability of Buyer to enter into and perform its obligations under this Agreement or the other Transaction Documents or consummate the transactions contemplated hereby or thereby. There is no order, writ, judgment, award, ruling injunction, decree or consent decree entered by or with any Governmental Authority purporting to enjoin or restrain the execution, delivery and performance by Buyer of this Agreement or the other Transaction Documents or the transactions contemplated hereby or that would reasonably be expected, individually or in the aggregate, to interfere with, prevent or materially delay the ability of Buyer to enter into and perform its obligations under this Agreement or the other Transaction Documents or consummate the transactions contemplated hereby or thereby.

Section 4.06. Solvency. Buyer is not entering into this Agreement or the transactions contemplated hereby with the actual intent to hinder, delay or defraud present or future creditors of Buyer or any of its Affiliates. After giving effect to the transactions contemplated by this Agreement, at and immediately after the Closing, Buyer and each of its Subsidiaries (including each of the Company and the Company Subsidiaries) (a) will be solvent (in that both the fair value of its assets will not be less than the sum of its indebtedness (including a reasonable estimate of any contingent Liabilities) and that the present fair saleable value of its assets will not be less than the amount required to pay its probable Liability on its recourse indebtedness as such indebtedness matures or becomes due), (b) will have adequate capital and liquidity with which to engage in its business, and (c) will not have incurred and does not plan to incur indebtedness beyond its ability to pay as such indebtedness matures or becomes due.

Section 4.07. Brokers. Except for Bank of America Merrill Lynch, whose fees and expenses shall be paid by Buyer, no Person is or will be entitled to a broker’s, finder’s, investment banker’s, financial adviser’s or similar fee from Buyer or any Person acting on its behalf in connection with this Agreement or any of the transactions contemplated hereby.

Section 4.08. Purchase for Investment. Buyer is purchasing the LLC Interests for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof. Buyer is an “accredited investor” as defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”). Buyer (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the LLC Interests and is capable of bearing the economic risks of such investment. Buyer acknowledges that the LLC Interests have not been registered under any federal, state or foreign securities Laws (including the Securities Act) and that the LLC Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is registered under applicable federal, state or foreign securities Laws (including the Securities Act) or is effected pursuant to an exemption from registration under applicable federal, state or foreign securities Laws (including the Securities Act).

Section 4.09. Acknowledgements by Buyer.

(a) Buyer acknowledges and agrees that it has conducted its own independent review and analysis of the Company and the Company Subsidiaries and their assets, financial condition, results of operations and prospects. Buyer is an informed and sophisticated purchaser, and has engaged expert advisors and Representatives, experienced in the evaluation and purchase of companies, property and assets such as the Company and the Company Subsidiaries and their properties and assets and the LLC Interests as contemplated hereunder. Buyer has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement and has relied solely upon its own investigation and the express representations and warranties set forth in this Agreement. Buyer acknowledges that Seller has given Buyer access to the employees, documents and facilities of the Company and the Company Subsidiaries for the purpose of evaluating the transaction contemplated by the Transaction Documents.

(b) Buyer acknowledges and agrees that none of Seller, the Company, the Company Subsidiaries or its or their Affiliates or any other Person acting on behalf of them (i) has made any representation or warranty, express or implied, including as to the condition, merchantability, suitability or fitness for a particular purpose of any assets of or held by the Company and the Company Subsidiaries, or (ii) has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company and the Company Subsidiaries, in each case except as expressly set forth in this Agreement.

(c) Buyer acknowledges and agrees that the properties and assets of the Company and the Company Subsidiaries and the LLC Interests are sold “as is”, except as expressly set forth in this Agreement or any other agreement or certificate executed and delivered in connection herewith, including the Transaction Documents. Buyer agrees to accept the properties and assets of the Company and the Company Subsidiaries in the condition they are in on the Closing Date based on its own inspection, examination and determination with respect to all matters, and without reliance upon any express or implied representations or warranties of any nature made by or on behalf of or imputed to Seller, except as expressly set forth in this Agreement or any other agreement or certificate delivered in connection herewith, including the Transaction Documents.

(d) In connection with Buyer’s investigation of the Company and the Company Subsidiaries, Buyer has received certain projections, including projected statements of operating revenues and income from operations of the Company and the Company Subsidiaries and certain budget and business plan information. Buyer acknowledges and agrees that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, and that Buyer is familiar with such uncertainties and that Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it, including the reasonableness of the assumptions underlying such estimates, projections and forecasts. Accordingly, Buyer acknowledges and agrees that Seller does not make any representation or warranty with respect to such estimates, projections and other forecasts and plans, including the reasonableness of the assumptions underlying such estimates, budgets, projections and forecasts (or any component thereof).

Section 4.10. Availability of Funds. Buyer has access to immediately available funds in a quantity sufficient to pay the Preliminary Purchase Price, any adjustments to the Preliminary Purchase Price hereunder and all of the other fees, costs and expenses to be paid by Buyer under this Agreement.

Section 4.11. Guarantee. Concurrently with the execution of this Agreement, Guarantor and Buyer have delivered to the Company the Guarantee, dated as of the date hereof, in respect of Buyer’s obligations under this Agreement. The Guarantee is in full force and effect and is a valid and binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms and no event has occurred which, with notice or lapse of time or both, could constitute a default on the part of the Guarantor under such Guarantee.

ARTICLE V

COVENANTS

Section 5.01. Conduct of the Business. From the date hereof until the Closing Date, except as set forth in Schedule 5.01, as required by applicable Law, as permitted or contemplated by this Agreement or the other Transaction Documents, or otherwise with Buyer’s prior written consent (not to be unreasonably withheld, conditioned or delayed), Seller shall cause the Company and the Company Subsidiaries to conduct their business, including renewing all permits and liquor licenses as they become eligible for renewal, in all material respects in the ordinary course of business consistent with past practice. For the Asset Management Business, Seller shall continue to operate such business in a manner to achieve the transfer as outlined in Schedule 2.09 and shall use its commercially reasonable efforts to operate such business in a manner designed to cause the Company and the Company Subsidiaries not to incur any liabilities that will not be transferred prior to the Closing to the extent provided in Section 2.09. Notwithstanding the foregoing, from the date hereof until the Closing Date, except as set forth in Schedule 5.01, as required by applicable Law, as permitted or contemplated by this Agreement or the other Transaction Documents, or otherwise with Buyer’s prior written consent (not to be unreasonably withheld, conditioned or delayed), Seller shall cause the Company and the Company Subsidiaries not to:

(a) amend or modify the Organizational Documents of the Company or any of the Company Subsidiaries, except, with the consent of Buyer, in connection with the organization of new Subsidiaries in connection with the performance of any existing hotel management agreement or any new hotel management agreement permitted under this Section 5.01;

(b) merge or consolidate with, or purchase all or substantially all of the stock (or other equity interests) or assets of, or otherwise acquire the business of, any other Person, except pursuant to Contracts in existence on the date hereof, as specifically identified in Schedule 5.01(b);

(c) sell, transfer, lease, license or otherwise dispose of the stock (or other equity interest) or assets of the Company or any of the Company Subsidiaries, except, in the case of any sale, transfer, lease, license or disposal of assets, in the ordinary course of business that do not exceed $25,000 individually or $200,000 in the aggregate and, in each case, except pursuant to Contracts in existence on the date hereof as specifically identified in Schedule 5.01(c);

(d) issue any capital stock or other equity interests of, or become a party to any subscriptions, warrants, rights, options, convertible securities, voting or other similar agreements or commitments relating to the capital stock or other equity interests of the Company or any of the Company Subsidiaries, except (i) pursuant to Contracts in existence on the date hereof as specifically identified in Schedule 5.01(d) or (ii) for the organization, with the consent of Buyer, of new Subsidiaries in connection with the performance of any existing hotel management agreement or any new hotel management agreement permitted under this Section 5.01; provided that organization of new Subsidiaries formed for purposes of employment or liquor licenses related to any such permitted new hotel management agreement shall not require consent of Buyer;

(e) make any change in any method of accounting or accounting practice or policy, except as required by applicable Law or GAAP;

(f) increase the compensation or benefits payable to any officer or director of the Company or any Company Subsidiary or grant any retention, severance or termination pay to any officer or director of the Company or any Company Subsidiary, except (i) as required by applicable Law or the terms of any Company Plan, any Severance Arrangement or any other Contract in existence on the date hereof and identified in Schedule 5.01(f) or (ii) to the extent any such compensation or benefits or retention, severance or termination pay is to be paid by Seller;

(g) hire any corporate office-level employee with an annual compensation level, including bonuses, at or above $100,000; for the avoidance of doubt, the foregoing shall not restrict the hiring of any hotel-level employee on behalf of, and at the cost of, the hotel owner;

(h) adopt or enter into any new Company Plan or amend or modify in any material respect or terminate any existing Company Plan, except as required by applicable Law or the terms of any Company Plan or any Contract in existence on the date hereof;

(i) make any loans or advances to, or equity investments in, any Person, except (i) pursuant to Contracts in existence on the date hereof, as specifically identified in Schedule 5.01(h) or (ii) advancement of trade credit to customers or expenses to employees or hotel owners in the ordinary course of business;

(j) except with respect to hotel management agreements (which are addressed in Section 5.01(k)), amend, waive any rights under, or modify in any material respect adverse to the Company or terminate any Material Contract, except renewal in the ordinary course of business prior to the expiration of such Material Contract, provided that (i) such renewal is on terms no less favorable to the Company as the expiring Material Contract, and (ii) such renewed contract is terminable at will by the Company or the Company Subsidiary;

(k) enter into any new hotel operating agreement or any letter of intent with respect to hotel management, or amend, waive any rights under, modify, terminate or renew any existing hotel management agreement, without the prior written consent of Buyer;

(l) make, or commit to make, any capital expenditure, except, (i) pursuant to any Contracts in existence on the date hereof, (ii) pursuant to any other Contract entered into by the Company after the date hereof with the written consent of Buyer, (iii) for capital expenditures not to exceed $50,000 individually or $200,000 in the aggregate, (iv) as may be required in an emergency context, but only up to such amount necessary to address the immediate emergency situation with the intention of minimizing or otherwise mitigating the adverse consequences of the situation in relation to the Company and/or the Company Subsidiaries or (v) capital expenditures made at any individual hotel property on behalf of the applicable hotel owner, provided that all such capital expenses are reimbursable by the hotel owner;

(m) enter into any new Bargaining Agreement or amend, waive any rights under, or modify in any material respect adverse to the Company, any existing Bargaining Agreement,;

(n) cancel, compromise or settle any Action, except any settlement involving a payment of less than $150,000 plus any amount(s) subject to reimbursement from any insurance provider or applicable hotel owner, provided that the settlement is for monetary consideration only with no admission of liability and is in full and final settlement and with no restriction on the future operations of the business of the Company and the Company Subsidiaries. For the avoidance of doubt, the undertaking in a settlement agreement of customary obligations such as a non-disparagement or similar employment-related covenants that are immaterial to the operation of the business of the Company and the Company Subsidiaries shall not be deemed to be a restriction on the future operations of the business of the Company and the Company Subsidiaries;

(o) (i) make or change any Tax election, (ii) adopt or change any method of Tax accounting, (iii) compromise or settle any Tax Liability or (iv) amend any Tax Return, in each case except if such action would not have a material adverse effect on the Tax Liability of Buyer, the Company or any Company Subsidiary following the Closing;

(p) except as expressly contemplated in Schedule 2.09, enter into any new renovation services or development services agreements or any other Contract requiring the Company and the Company Subsidiaries to perform services similar to those required by the Contracts set forth in Schedule 5.01(j); or

(q) agree or commit to do any of the foregoing.

For the avoidance of doubt, prior to Closing, Seller shall be permitted to (A) cause each of the Company and the Company Subsidiaries to dividend, distribute or otherwise pay to Seller, any of its Affiliates or any of its direct or indirect equity holders any Cash (other than Restricted Cash) of such Person and (B) remove, or cause the Company and the Company Subsidiaries to remove, and pay to Seller, any of its Affiliates or any of its direct or indirect equity holders any Cash (other than Restricted Cash) held in any bank account, and (C) cause the Company and the Company Subsidiaries to take any of the actions described in clauses (a) through (p) above to the extent related to the conduct of the Asset Management Business.

Without in any way limiting any Party’s rights or obligations under this Agreement, the Parties understand and agree that prior to Closing nothing contained in this Agreement shall give Buyer, directly or indirectly, the right to control or direct the operation of the Company and the Company Subsidiaries, and prior to Closing, Seller, the Company and the Company Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective businesses and operations.

Prior to Closing, Seller shall cause the Company and the Company Subsidiaries to pursue extensions of contracts, letters of intent and ongoing pursuit and negotiation of new hotel management agreement opportunities in the ordinary course of business, including those extensions, letters of intent and new hotel management agreement opportunities as of the date hereof as set forth on Schedule 5.01, subject to the limitations of this Section 5.01 requiring consent of Buyer to execute such agreements. Seller will provide information to Purchaser at Purchaser’s written request with regard to the progress of such matters.

Section 5.02. Pre-Closing Access and Information.

(a) From the date hereof until the Closing Date, Seller shall, and shall cause the Company and the Company Subsidiaries to, (i) afford Buyer and its Representatives reasonable access to the offices, properties, books and records of the Company and the Company Subsidiaries during normal business hours and upon reasonable prior written notice, (ii) furnish to Buyer and its Representatives such financial and operating data and other information relating to the Company and the Company Subsidiaries as such Persons may reasonably request and (iii) cause the employees, counsel and financial advisors of the Company and the Company Subsidiaries to cooperate with Buyer solely in connection with clauses (i) and (ii) above; provided that Buyer acknowledges that such books and records, data and other information shall be provided by Seller, the Company and the Company Subsidiaries in a manner consistent with the information provided to Buyer prior to the date hereof; provided, further, that none of Seller, the Company or the Company Subsidiaries shall be required to (x) provide access or information related to individual hotel properties or (y) facilitate or cooperate with any investigation pursuant to this Section 5.02 unless, with respect to (i) and (ii), such access or investigation is conducted in such manner as not to unreasonably interfere with the conduct of the business of Seller, the Company and the Company Subsidiaries; provided, further, that any such access pursuant to this Section 5.02 must be coordinated through Seller’s Chief Financial Officer and Chief Accounting Officer.

(b) Notwithstanding the foregoing, (i) prior to the Closing Date Buyer shall not have access to (A) personnel records of the Company Employees, including records relating to individual performance or evaluation records, medical histories, individual employee benefit information or other information to the extent that the disclosure of which could, in the reasonable opinion of the Seller, subject Seller, the Company, the Company Subsidiaries or any of their respective Affiliates or direct or indirect equity holders to risk of Liability and (B) any properties of Seller, the Company, the Company Subsidiaries or any of their respective Affiliates or direct or indirect equity holders for purposes of conducting any environmental sampling or testing and (ii) Seller, the Company, the Company Subsidiaries and their respective Affiliates or direct or indirect equity holders may withhold (A) any information relating to the sale process, bids received from other Persons in connection with the transactions contemplated by this Agreement and information and analysis (including financial analysis) relating to such bids and (B) prior to the Closing Date, any document or information, the disclosure of which could reasonably be expected to violate any Contract or any Law, result in the loss of protectable interests in trade secrets, or result in the waiver of any legal privilege or work-product privilege (provided that, in the case of this clause (B), Seller shall give notice to Buyer of the fact that such documents or information are being withheld and thereafter Seller shall use its commercially reasonable efforts to cause such documents or information, as applicable, to be made available in a manner that would not reasonably be expected to cause such a violation, disclosure or waiver).

(c) Buyer acknowledges and agrees that, notwithstanding anything to the contrary in this Agreement, all documents, materials, communications, analyses and other information relating to (x) the sale process, bids received from Buyer and other Persons in connection with the transactions contemplated by this Agreement and (y) the Asset Management Business (the “Asset Management Information”) that are in the possession of the Company or any of the Company Subsidiaries as of the date hereof and through the Closing will be transferred to Seller prior to or as of the Closing and, subject to Section 5.14(c), Seller shall not be required to grant access to such documents, materials and other information to Buyer or any of its Affiliates at any time. Notwithstanding the foregoing, upon Buyer’s written request, Seller shall provide to the Company, at the Closing, any confidentiality agreements executed in connection with the sale process to enable Buyer to enforce any breach by a third party of such confidentiality obligations that may potentially harm the business of the Company and the Company Subsidiaries.

(d) Seller, the Company and the Company Subsidiaries shall have the right to have one or more Representatives present at all times during any inspections, interviews and examinations provided for in this Section 5.02. Buyer shall hold in confidence all such information disclosed, whether before or after the date hereof, pursuant to the terms and subject to the conditions contained in the Confidentiality Agreement and such information shall not be used by any Person, other than in connection with the transactions contemplated hereby or as otherwise expressly permitted by the Confidentiality Agreement.

(e) Notwithstanding anything to the contrary contained herein, prior to Closing, without the prior written consent of Seller, and except in accordance with and pursuant to an agreed integration plan with respect to the Company and the Company Subsidiaries, Buyer shall not contact any hotel owners, Company Employees or any vendors to, or customers of, Seller, the Company and the Company Subsidiaries or any of their respective Affiliates regarding the Company and the Company Subsidiaries, this Agreement or the transactions contemplated hereby.

Section 5.03. Regulatory Filings.

(a) Subject to the terms and conditions of this Agreement, each Party shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Law to consummate the transactions contemplated by this Agreement, including (i) preparing and filing as promptly as practicable with any Governmental Authority all documentation necessary to effect all filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations, in each case, required to be made with or obtained from any Governmental Authority that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement (collectively, the “Regulatory Approvals”). In furtherance and not in limitation of the foregoing, each Party and their respective Affiliates shall not extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority not to consummate the transactions contemplated hereby, except with the prior written consent of the other Party hereto.

(b) In furtherance and not in limitation of the foregoing, each Party shall, and shall cause their respective Affiliates to, (i) make or cause to be made all filings required of such Party or any of its Affiliates under the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and, in any event, on or before December 31, 2014, (ii) respond as promptly as practicable to any request under the HSR Act for additional information, documents, or other materials received by such Party or any of its Affiliates from any Governmental Authority in respect of such filings or such transactions and (iii) cooperate with the other Parties in connection with any such filing and in connection with resolving any investigation or other inquiry of any Governmental Authority under the HSR Act with respect to any such filing or any such transaction. Each Party shall use its reasonable best efforts to furnish to the other Parties all information required for any application or other filing to be made pursuant to any applicable Law in connection with the transactions contemplated by this Agreement (including, to the extent permitted by Law and subject to reasonable confidentiality considerations, responding to any reasonable requests for copies of documents filed with the non-filing Party’s prior filings). Any Party may, as it deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other Parties under this Section 5.03 as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient, and the recipient shall cause such outside counsel not to disclose such materials or information to any employees, officers, directors or other Representatives of the recipient or their Affiliates, unless express written permission is obtained in advance from the source of the materials. Each Party shall promptly inform the other Parties of any oral communication with, and provide copies of written communications with, any Governmental Authority regarding any such filings or any such transaction. No Party shall independently participate in any meeting or telephone conference with any Governmental Authority in respect of any such filings, investigation, or other inquiry without giving the other Party prior notice of the meeting and, to the extent permitted by such Governmental Authority, the opportunity to attend and/or participate. Subject to applicable Law, the Parties will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party relating to proceedings under the HSR Act. Buyer shall pay all filing fees in connection with all filings under the HSR Act.

(c) In furtherance and not in limitation of the actions and obligations described in Section 5.03(b), Buyer shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement under the HSR Act. In connection therewith, if any Action is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as in violation of the HSR Act, Buyer shall use its reasonable best efforts to contest and resist any such Action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, limits, delays or restricts consummation of the transactions contemplated by this Agreement, including by pursuing all available avenues of administrative and judicial appeal, unless, (i) by mutual agreement, the Parties agree that litigation is not in their respective best interests, or (ii) counsel to Buyer advises (after a review of the facts and available precedent) that there is no reasonable basis for litigation resisting such Action and no reasonable expectation of success. Buyer shall use its reasonable best efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act with respect to such transactions as promptly as possible after the execution of this Agreement.

(d) Subject to the provisions set forth at the end of this Section 5.03(d), Buyer further agrees that it shall, and shall cause its Affiliates to, to the extent necessary to obtain the waiver or consent from any Governmental Authority required to satisfy the conditions set forth in Section 8.01(a), Section 8.01(b) or Section 8.01(c), as applicable, or to avoid the entry of or have lifted, vacated or terminated any preliminary injunction or other order, take the following actions: (i) propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by consent decree, hold separate order or otherwise, and in connection with the consummation of the transactions contemplated by this Agreement and the other Transaction Documents, the sale, divestiture or disposition (including by licensing any Intellectual Property) of any assets of the Company and the Company Subsidiaries and/or any other assets or businesses of Buyer or any of its Affiliates (or equity interests held by Buyer or any of its Affiliates in entities with assets or businesses); (ii) terminate any existing relationships and contractual rights and obligations; (iii) otherwise offer to take or offer to commit to take any action that it is capable of taking and, if the offer is accepted, take or commit to take such action, that limits its freedom of action with respect to, or its ability to retain, any of the assets of the Company and the Company Subsidiaries and/or any other assets or businesses of Buyer or any of its Affiliates (or equity interests held by Buyer or any of its Affiliates in entities with assets or businesses); and (iv) subject to clause (ii) of the second sentence of Section 5.03(c), take promptly, in the event that any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any Action that would make consummation of the transactions contemplated by this Agreement and the other Transaction Documents unlawful or that would prevent or materially delay consummation of the transactions contemplated by this Agreement and the other Transaction Documents, any and all steps (including the appeal thereof, the posting of a bond or the taking of the steps contemplated by clauses (i), (ii) and (iii) of this Section 5.03(d)) necessary to vacate, modify or suspend such injunction or order. Notwithstanding the foregoing or any other provision of this Agreement, Buyer shall not be required to agree to any terms and conditions which would materially adversely affect the Buyer’s and its Affiliates’ existing businesses or the business of the Company and the Company Subsidiaries. With respect to the foregoing, in deciding if any terms and conditions would materially adversely affect (i) the Buyer’s (and its Affiliates’) existing business, any such decision may be made in Buyer’s discretion, and, (ii) the business of the Company and the Company Subsidiaries, any such decision will be made in Buyer’s reasonable discretion after consultation with Seller. If any terms and conditions proposed by any Governmental Authority in connection with obtaining antitrust clearance under the HSR Act would have a material adverse effect on Buyer’s and its Affiliates’ existing businesses or the business of the Company and the Company Subsidiaries, Buyer agrees that it will consult with Seller and attempt in good faith to work with Seller and such Government Entity to develop a counter proposal that would eliminate such material adverse effect on Buyer and/or its Affiliates or the business of the Company and the Company Subsidiaries. Buyer’s obligation to develop such a counter proposal shall cease if Buyer reasonably determines after good faith consultation with Seller, that such efforts to develop such a counter proposal are no longer reasonably likely to succeed in eliminating either such material adverse effects or a Governmental Authority’s antitrust objections to the transactions contemplated by this Agreement.

Section 5.04. Affiliate Transactions. Except as contemplated by this Agreement and the other Transaction Documents, Buyer acknowledges and agrees that all Affiliate Transactions, and all rights and obligations of the Company and the Company Subsidiaries under Contracts with respect thereto, will be terminated at or prior to the Closing, with no further Liability of Seller, on the one hand, or Buyer or the Company and the Company Subsidiaries, on the other hand, with respect thereto.

Section 5.05. Third Party Approvals and Permits. Except with respect to Regulatory Approvals which are addressed in Section 5.03, subject to the terms and conditions of this Agreement, prior to the Closing, each Party shall, and shall cause its respective Subsidiaries to, cooperate with the other Party and use commercially reasonable efforts to (i) obtain the consents, waivers, approvals, orders and authorizations (the “Third Party Approvals”) necessary to transfer and assign the rights under any Material Contract that require any such consent, waiver, approval, order or authorization (each, a “Non-Assignable Contract”) and (ii) provide all notices and otherwise take all actions to transfer, reissue or obtain any Permits required to be transferred, reissued or obtained as a result of or in furtherance of the transactions contemplated by this Agreement and that are material to the Company and the Company Subsidiaries. Notwithstanding the foregoing, none of Seller, the Company or any Company Subsidiary shall be required to incur any Liabilities or provide any financial accommodation in order to obtain any such Third Party Approval or Permit with respect to the transfer or assignment of any such Non-Assignable Contract or the issuance of any such Permit. Notwithstanding anything to the contrary contained herein, each Party acknowledges and agrees that the successful procurement of any Third Party Approval with respect to any Non-Assignable Contract pursuant to this Section 5.05 is not a condition to any Party’s obligation to effect the Closing.

Section 5.06. Insurance. Seller shall use commercially reasonable efforts to, and to cause the Company and the Company Subsidiaries to, continue to carry their existing insurance policies up to the Closing, and shall use commercially reasonable efforts to prevent any breach, default or cancellation (other than expiration and replacement of policies in the ordinary course of business) of such insurance policies.

Section 5.07. Confidentiality.

(a) Buyer acknowledges and agrees that the Confidentiality Agreement shall remain in full force and effect until the Closing and that any books and records, data and other information provided to Buyer between the date hereof and the Closing shall be considered Evaluation Material (as such term is defined in the Confidentiality Agreement) and afforded all protections provided therein. Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate; provided, that effective upon the Closing, Buyer and its Affiliates shall not initiate or maintain, directly or indirectly through any of its Representatives or otherwise, any contact with any direct or indirect equity holder of Seller or any of their respective partners, members, Affiliates, directors, officers, employees, controlling persons, agents or representatives regarding the transactions contemplated by this Agreement, the Company’s business, operations, prospects or finances, except with the express permission of Seller and except to the extent that the Company and the Company Subsidiaries have a separate commercial relationship with any such Person, in the ordinary course of business of the Company and the Company Subsidiaries in respect of such relationship.

(b) Seller shall not, and shall cause its Representatives not to, directly or indirectly, for a period of three (3) years after the Closing Date, without the prior written consent of Buyer, disclose to any third party (other than each other and their respective Representatives) any confidential or proprietary information related to the Company and the Company Subsidiaries; provided that the foregoing restriction shall not (i) apply to any information (A) generally available to, or known by, the public (other than as a result of disclosure in violation of this Section 5.07(b)), (B) independently developed by Seller without reference to or use of the applicable confidential or proprietary information, (C) any financial or other information disclosed or otherwise made available by Seller to its equity holders in their capacity as such, or (D) to the extent related to the Asset Management Business, or (ii) prohibit any disclosure (A) required by Law so long as, to the extent legally permissible and feasible, Seller provides Buyer with reasonable prior notice of such disclosure and a reasonable opportunity to contest such disclosure or (B) made in connection with the enforcement of any right or remedy relating to this Agreement or any of the other Transaction Documents or the transactions contemplated hereby or thereby. Notwithstanding anything to the contrary set forth in this Section 5.07(b), Seller and its Representatives shall be deemed to have satisfied their obligations hereunder with respect to confidential or proprietary information related to the Company and the Company Subsidiaries if they exercise the same degree of care (but no less than a reasonable degree of care) as they take to preserve confidentiality for their own similar information.

(c) Buyer shall not, and shall cause its Representatives, Subsidiaries (including the Company and the Company Subsidiaries) and other Affiliates not to, directly or indirectly, for a period of three (3) years after the Closing Date, without the prior written consent of Seller, disclose to any third party (other than each other and their respective Representatives) any confidential or proprietary information related to Seller; provided that the foregoing restriction shall not (i) apply to any information (A) generally available to, or known by, the public (other than as a result of disclosure in violation of this Section 5.07(c)) or (B) independently developed by Buyer or any of its Subsidiaries without reference to or use of the applicable confidential or proprietary information, or (ii) prohibit any disclosure (A) required by Law so long as, to the extent legally permissible and feasible, Buyer provides Seller with reasonable prior notice of such disclosure and a reasonable opportunity to contest such disclosure or (B) made in connection with the enforcement of any right or remedy relating to this Agreement or any of the other Transaction Documents or the transactions contemplated hereby or thereby. Notwithstanding anything to the contrary set forth in this Section 5.07(c), Buyer and its Subsidiaries, Affiliates and Representatives shall be deemed to have satisfied their obligations hereunder with respect to confidential or proprietary information related to Seller if they exercise the same degree of care (but no less than a reasonable degree of care) as they take to preserve confidentiality for their own similar information.

Section 5.08. Non-Competition; Non-Solicitation.

(a) For a period of two (2) years from and after the Closing (the “Restricted Period”), Seller agrees that it shall not, directly or indirectly, be involved in (i) developing any new Hotel Brand (as defined below) or (ii) providing hotel management services to third parties, in each case, to the extent in the upscale or upper upscale segment as determined by Smith Travel Research that is comparable to those hotels that are considered to be, and compete with, other boutique and lifestyle brands such as Hotel Indigo, Kimpton, Monaco, Palomar, Autograph,

Curio, Aloft, AC Hotels, W, Canopy, Edition, etc., relative to their style, service offerings, targeted customer base and price segments as of the Closing Date (collectively, a “Restricted Business”). For the avoidance of doubt, the foregoing will not preclude Seller from engaging and continuing to engage in the business of (i) raising capital and operating investment funds for the purpose of buying, selling, developing and/or owning hotels or (ii) managing the hotels acquired, developed or owned by Seller, its Affiliates or third parties, so long as such activities do not constitute a Restricted Business. “Hotel Brand” shall mean the naming or identification of a hotel and its services which name or identification is associated with or intended to be associated with more than one hotel.

(b) Notwithstanding the provisions of Section 5.08(a), (i) Seller may own not more than ten percent (10%) of the equity interests of any Person that is engaged in any Restricted Business, so long as Seller does not manage or exercise control over any such Person or otherwise take any part in any of its businesses, other than exercising its rights as a shareholder, and (ii) Seller shall not be prohibited from acquiring (whether by means of acquisition, asset purchase, merger, consolidation, similar business combination or otherwise) a Person engaged in a Restricted Business together with other lines of business if (A) the portion of the revenues of such Person and its Affiliates on a consolidated basis for the last fiscal year ending prior to the date of such acquisition that are attributable to the Restricted Business by such Person and its Affiliates account for less than twenty five percent (25%) of the revenues of such Person and its Affiliates on a consolidated basis for such fiscal year, or (ii) Seller uses its commercially reasonable efforts to divest that portion of such Person or business that engages in the Restricted Business within twelve (12) months after its acquisition of such Person or Restricted Business.

(c) For a period of eighteen (18) months from and after the Closing Date, Seller shall not, directly or indirectly:

(i) request, induce or attempt to influence any Company Employee (other than those Company Employees set forth on Schedule 5.08) to terminate his or her employment with or service to Buyer or the Company and the Company Subsidiaries; or

(ii) hire or employ, or solicit the employment of, or make or extend any offer of employment to, any Company Employee (other than those Company Employees set forth on Schedule 5.08) who is then employed by Buyer, the Company or the Company Subsidiaries.

Nothing in this Section 5.08(c) shall restrict or prevent Seller from making generalized searches for employees by the use of advertisements in the media of any form (including trade media) or by engaging search firms that are not instructed to directly solicit the Company Employees or, in either case, hiring any Company Employee who responds to such generalized searches or search firm solicitations.

(d) Seller acknowledges and agrees that Buyer may be irreparably damaged if any provision of this Section 5.08 is not performed in accordance with its terms or otherwise is breached. Accordingly, Seller acknowledges and agrees that, notwithstanding any other provision of this Agreement, Buyer may be entitled, subject to a determination by a court of competent jurisdiction, to injunctive relief to prevent any failure of performance or breach and to enforce specifically this Section 5.08 and any of the terms and provisions hereof.

(e) Seller will (i) reasonably cooperate with and assist Buyer in entering into (x) retention agreements with key personnel of the Company and the Company Subsidiaries as identified by Buyer and (y) consulting agreements with the senior executives identified on Schedule 5.08(e) (such agreements, the “Consulting Agreements”) and (ii) accomplish the transfer of those persons identified by Buyer and Seller pursuant to Schedule 2.09 without any post-Closing cost to the Company and the Company Subsidiaries.

Section 5.09. Public Announcements. The timing and content of all press releases or public announcements regarding any aspect of this Agreement or any other Transaction Document or the transactions contemplated hereby or thereby to the financial community, government agencies or the general public shall be mutually agreed upon in advance by the Parties. Notwithstanding the foregoing, each Party may make any such announcement that it in good faith believes, based on advice of counsel, is required by Law or any listing agreement with any national securities exchange to which such Party is subject; provided that such Party shall consult with and agree on the language of any such announcement with the other Party prior to any such announcement to the extent practicable, and shall in any event promptly provide the other Party with copies of any such announcement.

Section 5.10. Indemnification and Exculpation.

(a) From and after the Closing Date, subject to the express limitations in Section 5.10(h), Buyer shall, and shall cause the Company and each Company Subsidiary to, indemnify, defend and hold harmless, to the fullest extent permitted under Law and the respective Organizational Documents of Seller, the Company and the Company Subsidiaries, in each case, in effect as of the date of this Agreement, the individuals who on or prior to the Closing Date were directors, managers, officers or employees of Seller, the Company or any Company Subsidiary (collectively, the “D&O Indemnitees”), as applicable, with respect to all acts or omissions by them in their capacities as such or taken at the request of Seller, the Company or the Company Subsidiaries on or prior to the Closing Date. Buyer agrees that, subject to Section 5.10(h), all rights of the D&O Indemnitees to indemnification and exculpation from Liabilities for acts or omissions occurring at or prior to the Closing Date pursuant to any Organizational Documents or other arrangements of the Company and each of the Company Subsidiaries shall survive the Closing Date and shall continue in full force and effect to the same extent as on the Closing Date and in accordance with their terms, and otherwise to the fullest extent permitted by Law. Such rights shall not be amended, or otherwise modified in any manner that would adversely affect the rights of the D&O Indemnitees, unless such modification is required by applicable Law. In addition, Buyer shall cause the Company and each of the Company Subsidiaries to advance and pay any expenses of any D&O Indemnitee under this Section 5.10 (except in relation to the Asset Management Business or with respect to any portion of the Seller’s business expressly excluded as provided in Section 5.10(h)) as incurred to the fullest extent permitted under Law and the Organizational Documents of Seller, the Company and the Company Subsidiaries in effect as of the date of this Agreement; provided that the Person to whom expenses are advanced provides an undertaking to repay such advances to the extent required by Law.

(b) If any Action is asserted or made with respect to which a D&O Indemnitee may seek or obtain indemnification hereunder, any determination required to be made with respect to whether a D&O Indemnitee’s conduct complies with the standards set forth under Law or any Organizational Documents of Seller, the Company or the Company Subsidiaries shall be made by independent legal counsel with expertise in applicable Delaware law selected by such D&O Indemnitee and reasonably acceptable to Buyer and any D&O insurer of the Company, the Company Subsidiaries, or Buyer.

(c) Buyer and each D&O Indemnitee shall cooperate, and cause their respective Affiliates to cooperate, in the defense of any such Action and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(d) If Buyer, the Company or any of the Company Subsidiaries or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that such successors and assigns of Buyer shall assume all of the obligations thereof set forth in this Section 5.10.

(e) Buyer hereby acknowledges that any D&O Indemnitee may have certain rights to indemnification, advancement of expenses or insurance provided by the Seller, the Company or the Company Subsidiaries. Buyer hereby agrees that (i) it is the indemnitor of first resort (i.e., its obligations to such D&O Indemnitee are primary to the same extent as the obligation of Seller, the Company or any of the Company Subsidiaries as of the Closing Date, and any obligation of Seller, the Company and the Company Subsidiaries to advance expenses or to provide indemnification for the same expenses or liabilities incurred by such D&O Indemnitee are secondary, except in relation to the Asset Management Business or with respect to any portion of the Seller’s business expressly excluded as provided in Section 5.10(h), which shall be sole responsibility of Seller), (ii) it shall be required to advance the full amount of expenses incurred by such D&O Indemnitee and shall be liable for the full amount of all Liabilities paid in settlement to the same extent as the obligation of Seller, the Company or any of the Company Subsidiaries as of the Closing Date and to the extent legally permitted and as required by the terms of this Section 5.10, without regard to any rights such D&O Indemnitee may have against Seller, the Company or the Company Subsidiaries, and (iii) it irrevocably waives, relinquishes and releases Seller from any and all claims against Seller for contribution, subrogation or any other recovery of any kind in respect thereof, except for claims for indemnification in accordance with Article IX. Buyer further agrees that no advancement or payment by Seller on behalf of such D&O Indemnitee with respect to any claim for which such D&O Indemnitee has sought indemnification from Buyer shall affect the foregoing and Seller shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such D&O Indemnitee against Buyer to the extent such rights are provided herein. Buyer and each D&O Indemnitee agree that Seller is an express third party beneficiary of the terms of this Section 5.10(e).

(f) The obligations of Buyer under this Section 5.10 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnitee to whom this Section 5.10 applies without the consent of the affected D&O Indemnitee. The provisions of this Section 5.10 (i) are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnitee and such D&O Indemnitee’s heirs and Representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract, at Law or otherwise.

(g) For a period of six (6) years from and after the Closing Date, the Company and the Company Subsidiaries shall (and Buyer shall cause the Company and Company Subsidiaries to) procure and maintain in effect with respect to all periods prior to the Closing Date, directors’ and officers’ liability insurance covering those present and former officers, directors and managers of Seller (excluding matters related to the Asset Management Business or with respect to any portion of the Seller’s business expressly excluded as provided in Section 5.10(h)) and the Company and the Company Subsidiaries that is substantially equivalent to and in any event on terms no less favorable in the aggregate than the terms of Seller’s, the Company’s and the Company Subsidiaries’ current directors’ and officers’ liability insurance coverage; provided, however, Buyer, the Company and the Company Subsidiaries shall not be required to pay an annual premium for such insurance in excess of 350% of the last annual premium paid by the Company and the Company Subsidiaries prior to the date of this Agreement. The provisions of this Section 5.10(g) shall be deemed to have been satisfied if prepaid “tail” policies have been obtained prior to the Closing, which policies provide such directors and officers with coverage for an aggregate period of six (6) years with respect to claims arising from facts or events that occurred on or before the Closing Date, including in respect of the transactions contemplated by this Agreement.

(h) Notwithstanding any other provision of this Section 5.10, Buyer and its Affiliates shall have no obligation under this Section 5.10 in respect of any acts or omissions of any D&O Indemnitee to the extent they (i) relate to the Asset Management Business or (ii) do not relate to the business (excluding the Asset Management Business) conducted by the Company and the Company Subsidiaries (whether conducted directly or in the D&O Indemnitee’s capacity as a director, manager, officer or employee of Seller) or the transactions contemplated by this Agreement or any of the Transaction Documents. For the avoidance of doubt, (x) Seller will be solely responsible for all indemnification and exculpation of D&O Indemnitees with respect to any and all matters related to (A) the Asset Management Business, and (B) the other businesses of Seller to the extent they do not relate to the businesses conducted by the Company and the Company Subsidiaries (whether such businesses have been conducted directly or in the D&O Indemnitee’s capacity as a director, manager, officer or employee of Seller) and (y) no D&O Indemnitee will be entitled to indemnification or exculpation with respect to Fraud. Seller will indemnify Buyer for any indemnification or exculpation with respect to D&O Indemnitees with respect to any acts or omissions by them prior to Closing with respect to the matters that are the sole responsibility of Seller as set forth herein.

Section 5.11. Notice of Certain Events.

(a) Prior to the Closing Date, Buyer shall give Seller, and Seller shall give Buyer, prompt written notice if such Party becomes aware of (a) any written communication from any

Person to such Party alleging that a Third Party Approval of or by such Person (or another Person) is required in connection with the transactions contemplated by this Agreement, (b) any material Action commenced or threatened against such Party that arises out of the transactions completed by this Agreement, and (c) any development that would reasonably be expected to result in a failure of a condition set forth in Article VIII. The delivery of any such notice pursuant to this Section 5.11(a) shall not cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise limit or affect the remedies available hereunder to the Party receiving such notice; provided that if the disclosure of the facts, circumstances and events included in such notice would give the Party receiving such notice the right to elect to terminate this Agreement pursuant to Sections 10.01(d) or 10.01(e), as applicable, assuming for these purposes that any applicable cure period described in Sections 10.01(d) and 10.01(e) had lapsed and the Party receiving such notice does not make such election within fifteen (15) Business days of its receipt of such notice, the matters set forth in such notice shall be deemed to be an amendment to this Agreement for all purposes hereof, including with respect to Article IX and the conditions set forth in Sections 10.01(d) or 10.01(e).

(b) Without limiting Section 5.11(a), (i) all Schedules providing disclosures “as of the date hereof” will be updated as of the Closing Date, and as of the Closing Date, all references in the Seller representations and warranties or the Schedules to “as of the date hereof” shall be deemed to refer to the Closing Date and (ii) prior to the Closing, Seller shall provide to Buyer updates to the other Schedules to include any known development that could reasonably be expected to result in a breach of the representations and warranties set forth in this Agreement; provided, that any matter disclosed in the Schedules delivered pursuant to this Section 5.11(b) arising prior to the date hereof shall not be deemed to amend this Agreement or the Schedules for any purposes under this Agreement; provided, further, that any matter disclosed in the Schedules delivered pursuant to this Section 5.11(b) arising after the date hereof shall not be deemed to amend this Agreement or the Schedules for purposes of determining whether the condition set forth in Section 8.02(b) has been satisfied, but shall be deemed to amend this Agreement and the Schedules for all purposes under Article IX, provided that if such matter (i) should have been disclosed prior to signing this Agreement but was not, or (ii) would constitute a breach of Section 5.01, such matter may still be the basis of a claim under Article IX.

Section 5.12. No Solicitation of Transactions.

(a) From and after the date hereof until the Closing or, if earlier, the termination of this Agreement in accordance with Article X, Seller agrees that it shall not (and shall not permit the Company or any Company Subsidiary to), and that it shall use its commercially reasonable efforts to cause its Representatives not to, directly or indirectly: (i) solicit, initiate or knowingly facilitate or encourage the submission of any Competing Proposal; (ii) participate in any negotiations regarding, or furnish to any Person any material nonpublic information in connection with, any Competing Proposal; (iii) engage in discussions with any Person with respect to any Competing Proposal; (iv) approve or recommend any Competing Proposal; (v) withdraw, change, amend, modify or qualify, in a manner adverse to Buyer, the Seller Managing Board Recommendation; or (vi) resolve or agree to do any of the foregoing (any act or failure to act relating to clauses (iv) and (v) above, a “Change of Recommendation”); provided that none of Seller, the Company or the Company Subsidiaries or any of their respective Representatives shall be prohibited from taking any of the foregoing actions to the extent related to the Asset Management Business.

(b) Notwithstanding anything to the contrary contained in Section 5.12(a), if at any time following the date hereof and prior to the receipt of the Seller Member Approval, Seller receives a Competing Proposal that (i) constitutes a Superior Proposal or (ii) the Seller Managing Board determines in good faith, after consultation with Seller’s outside legal and financial advisors, could reasonably be expected to result, after the taking of any of the actions referred to in either of clause (A) or (B) below, in a Superior Proposal, Seller may take the following actions: (A) furnish nonpublic and other information and provide access to Company facilities, personnel and Representatives to the third party making such Competing Proposal, if, and only if, prior to so furnishing such information and providing such access, the Company receives from the third party an executed Acceptable Confidentiality Agreement, and (B) engage in discussions or negotiations with the third party with respect to the Competing Proposal; provided, however, that as promptly as reasonably practicable following the Company taking such actions as described in clauses (A) and (B) above, Seller shall (x) provide written notice to Buyer of such Superior Proposal or the determination of the Seller Managing Board as provided for in clause (ii) above, as applicable, and (y) provide to Buyer any material non-public information concerning the Company provided to such third party which was not previously provided to Buyer.

(c) Notwithstanding the limitations set forth in Section 5.12(a), if the Seller Managing Board has concluded, after consultation with Seller’s outside legal and financial advisors, that a Competing Proposal constitutes a Superior Proposal, then the Seller Managing Board may, prior to the earlier of (i) the expiration of the five (5)-day period during which the members of Seller are permitted to give notice to call for Seller to hold a meeting of the members of Seller in accordance with the Organizational Documents of Seller to consider the approval of this Agreement and the consummation of the transactions contemplated hereby (the “Seller Member Meeting”) without such notice being duly given and (ii) if such notice with respect to a Seller Member Meeting shall have been given, at any time prior to receipt of the Seller Member Approval, cause Seller to, after complying with Section 5.12(d), effect a Change of Recommendation.

(d) Neither Seller nor the Seller Managing Board shall take any of the actions described in Section 5.12(c) unless (i) Seller shall have complied in all material respects with this Section 5.12 with respect to such Superior Proposal, (ii) Seller shall have given Buyer prompt (but in any event, within forty-eight (48) hours of such determination being reached by the Seller Managing Board) written notice (a “Notice of Superior Proposal”) advising them of the decision of the Seller Managing Board to effect a Change of Recommendation, detailing the terms and conditions of the Competing Proposal that serves as the basis of such action, and (iii)(A)(x) in the case of the initial Superior Proposal, Seller shall have given Buyer forty-eight (48) hours after delivery of such notice to propose revisions to the terms of this Agreement or the transactions contemplated hereby (or make any other proposals) (a “Matching Bid”) and during such time shall have negotiated and directed Seller’s Representatives to negotiate (if Buyer has notified Seller that it desires to negotiate), in good faith with Buyer as to such Matching Bid, or (y) if the Competing Proposal to which the initial Notice of Superior Proposal applied is modified in response to a Matching Bid (or otherwise) and a new Notice of Superior

Proposal is as a result given, Seller shall have given Buyer forty-eight (48) hours after delivery of such new notice to propose a second Matching Bid and during such time shall have negotiated and directed the Company Representatives to negotiate (if Buyer has notified Seller that it desires to negotiate), in good faith with Buyer as to such Matching Bid, and (B) the Seller Managing Board shall have concluded, after consultation with its outside financial and legal advisors and consideration of the applicable Matching Bid, that such Competing Proposal nevertheless remains a Superior Proposal.

(e) Notwithstanding the limitations set forth in Section 5.12(a) and prior to the earlier of (i) the expiration of the five (5)-day period during which the members of Seller are permitted to give notice to call for Seller to hold a Seller Member Meeting without such notice being duly given and (ii) if such notice with respect to a Seller Member Meeting shall have been given, at any time prior to receipt of the Seller Member Approval, the Seller Managing Board may effect a Change of Recommendation in response to an Intervening Event if the Seller Managing Board has concluded in good faith, after consultation with Seller’s outside legal and financial advisors, that the failure of the Seller Managing Board to effect a Change of Recommendation would be inconsistent with the proper exercise of the fiduciary duties of the Seller Managing Board to Seller’s members under applicable Law.

(f) Nothing contained in this Agreement shall prohibit Seller or the Seller Managing Board from making any disclosure to its members if the Seller Managing Board has reasonably determined in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with any applicable Law; provided that disclosures under this Section 5.12(f) shall not be a basis, in themselves, for Buyer to terminate this Agreement pursuant to Section 10.01(f).

(g) The Seller Managing Board shall, as soon as practicable (and, in any event, within five (5) Business Days) following the date of this Agreement, duly call for the written approval of Seller’s members without a meeting, to approve this Agreement and the consummation of the transactions contemplated hereby for the purposes of obtaining the Seller Member Approval in accordance with the Organizational Documents of Seller.

(h) In the event that a member or members of Seller representing ten percent (10%) or more of the outstanding limited liability company interests of Seller shall have duly given notice to call for a Seller Member Meeting in accordance with the Organizational Documents of Seller, the Seller Managing Board shall duly call and give notice of, and, no later than fifteen (15) Business Days following the receipt of notice from such member(s), convene and hold such Seller Member Meeting. Notwithstanding any Change of Recommendation, unless this Agreement is terminated in accordance with its terms, the Seller Managing Board shall submit this Agreement and the consummation of the transactions contemplated hereby to its members at or promptly following the Seller Member Meeting for the purposes of obtaining the Seller Member Approval in accordance with the Organizational Documents of Seller.

Section 5.13. Further Assurances. In furtherance and not in limitation of Sections 5.03, 5.04 and 5.05, each of the Parties shall use their commercially reasonable efforts to (a) take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement and (b) cause the satisfaction at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement; provided that the foregoing shall in no event be interpreted to require any Party to waive any condition precedent to its obligations to close the transactions contemplated hereby.

Section 5.14. Post-Closing Books and Records.

(a) After the Closing, Buyer shall, and Buyer shall cause the Company and the Company Subsidiaries to, hold at least one copy of all Business Records relating to the Company and the Company Subsidiaries on or before the Closing Date and not to destroy or dispose of such copy for a period of seven (7) years from the Closing Date or such longer time as may be required by applicable Law, and Buyer agrees, upon the request of Seller prior to such date, to provide a copy of the applicable Business Records prior to the destruction or disposition thereof. Subject to the confidentiality obligations set forth herein, Seller may retain a copy of any or all of the Business Records and any other materials included in any electronic data room or that are otherwise in the possession or under the control of Seller relating to the Company and the Company Subsidiaries on or before the Closing Date.

(b) From and after the Closing Date, Buyer shall, and shall cause the Company and the Company Subsidiaries to, (i) afford Seller and its Representatives reasonable access to the offices, properties, books and records of the Company and the Company Subsidiaries during normal business hours and upon reasonable prior written notice, (ii) furnish to Seller and its Representatives copies of such Business Records as such Persons may reasonably request and (iii) cause the employees, counsel and financial advisors of Buyer, the Company and the Company Subsidiaries to cooperate with Seller solely in connection with clauses (i) and (ii) above; provided, that any such access shall be granted in a manner as not to unreasonably interfere with the conduct of the business of Buyer, the Company or the Company Subsidiaries. Buyer, the Company, the Company Subsidiaries may withhold any document or information, the disclosure of which could reasonably be expected to violate any Contract or any Law, result in the loss of protectable interests in trade secrets, or result in the waiver of any legal privilege or work-product privilege (provided that Buyer shall give notice to Seller of the fact that such documents or information are being withheld and thereafter Buyer shall use its commercially reasonable efforts to cause such documents or information, as applicable, to be made available in a manner that would not reasonably be expected to cause such a violation, disclosure or waiver).

(c) From and after the Closing Date, all Asset Management Information shall be the sole property of Seller, and, except to the extent necessary for Buyer to address (i) any claims against the Company and the Company Subsidiaries based on the conduct of the Asset Management Business prior to the Closing (which claims are not assumed by Buyer and are the subject of indemnification pursuant to Section 9.02(a)(iii)), or (ii) any accounting, tax or other purpose related to the pre-Closing operations of the Company and/or the Company Subsidiaries, Seller shall not be required to provide copies of or access to any Asset Management Information to Buyer, the Company or the Company Subsidiaries. To the extent any Asset Management Information remains in the possession of the Company and the Company Subsidiaries after the Closing Date, the Company and the Company Subsidiaries shall promptly notify Seller of the existence of such Asset Management Information, and Seller shall be permitted to cause such

Asset Management Information to be transferred to Seller. With respect to retention of records by Seller and access to records by Buyer to the extent provided in this Section 5.14(c), the provisions of Sections 5.14(a) and 5.14(b) shall apply to Asset Management Information, mutatis mutandis.

Section 5.15. Liquor Licenses and Related Entities. Seller will use its commercially reasonable efforts to take all actions reasonably necessary, and will cooperate fully with Buyer, both prior to and following the Closing, to assure that any and all liquor licenses related to the business of the Company and the Company Subsidiaries, whether currently held by the Company and the Company Subsidiaries or, whether at the direction or for the convenience of the Company, by third party entities, are properly transferred to Buyer, including completing and filing all necessary forms, applications and supporting documents with relevant Government Authorities both before and after the Closing. Buyer and Seller will collaborate fully prior to Closing to assure the liquor licenses are transferred at Closing, including with respect to the transfer of any entity holding a liquor license as nominee for the Company and the Company Subsidiaries, and to the extent reasonably necessary, Seller and its Affiliates or principals will enter into bridge agreements transitioning liquor licenses post-closing, in a form reasonably acceptable to Buyer and Seller. Any entity nominee to be transferred to Buyer will be transferred without any additional consideration from Buyer. For the avoidance of doubt, the transfer of any liquor license shall not be a condition to the Closing.

Section 5.16. Seller’s Maintenance of Net Worth. For the thirty-six (36) months following the Closing Date, Seller covenants and agrees to maintain its net worth at not less than $12,000,000 (less any amounts paid to Buyer by Seller pursuant to Article IX and without regard to any accrued Liabilities with respect to claims for indemnification pursuant to Article IX), provided that if there are any Unresolved Indemnity Claims pending as of the date that is thirty-six (36) months following the Closing Date, Seller covenants and agrees to maintain its net worth at not less than the aggregate amount of all Unresolved Indemnity Claims (less any amounts retained in the Escrow Account for Unresolved Indemnity Claims) until such time as there is a final resolution of the Unresolved Indemnity Claims.

Section 5.17. Pre-Closing and Retention Bonuses. For the avoidance of doubt, (a) any amounts payable by the Company or the Company Subsidiaries prior to, at, or in connection with the Closing pursuant to any bonus arrangements related to the consummation of the transactions contemplated by this Agreement, including but not limited to retention, stay, transaction completion or similar bonus arrangement (other than pursuant to any such arrangements entered into at the direction of Buyer) shall be deducted from the Purchase Price as Company Transaction Expenses or otherwise paid by Seller and (b) any amounts payable by the Company or the Company Subsidiaries pursuant to performance bonus arrangements or other ordinary course employment-related bonus arrangements for any period ending on or prior to the Closing Date will either be paid by the Company prior to the Closing and result in a reduction in the calculation of Closing Date Cash, or, to the extent not paid prior to Closing, be accrued as a Liability in the calculation of Net Working Capital.

Section 5.18. Certain Liens. The Seller shall use its commercially reasonable efforts to, and to cause the Company and the Company Subsidiaries to, obtain releases of the outstanding UCC liens set forth on Schedule 5.18 prior to the Closing. Seller will continue to use its commercially reasonable efforts for up to 120 days following the Closing to obtain the release of any such liens not released prior to Closing. For the avoidance of doubt, the release of any liens set forth on Schedule 5.18 shall not be a condition to Closing.

Section 5.19. Certain Guarantees. Seller and Buyer shall cooperate and use their respective commercially reasonable efforts to obtain from the respective beneficiary, in form and substance reasonably satisfactory to Seller, on or before the Closing, valid and binding written releases of Seller from any Liability, whether arising before, on or after the Closing Date, under the guarantees listed on Schedule 5.19 (each a “Scheduled Guarantee”), which shall be effective as of the Closing, including, as applicable, by providing substitute guarantees. If any Scheduled Guarantee has not been released as of the Closing Date, then Seller and Buyer shall use their respective commercially reasonable efforts after the Closing to cause each such unreleased Scheduled Guarantee to be released promptly. Buyer shall indemnify and hold harmless Seller from and after the Closing for any amounts required to be paid under any Scheduled Guarantees.

Section 5.20. Trademark Filings. Seller and Buyer shall cooperate and use their respective commercially reasonable efforts to complete (i) the filing of trademark applications simultaneously with or soon after execution of this Agreement in Seller’s name in the United States (establishing priority in other jurisdictions), Taiwan, Macau, Ethiopia, Aruba and Hong Kong for the KIMPTON, KIMPTON KARMA, PALOMAR and HOTEL MONACO marks; and (ii) filings necessary to correct any erroneous references to Seller’s state of formation. Any such filings will be prepared by Buyer but subject to approval of Seller.

ARTICLE VI

TAX MATTERS

Section 6.01. Straddle Tax Period Allocations. In the case of any Straddle Tax Period, for purposes of calculating Net Working Capital and for purposes of Section 6.05, (i) the amount of any real property, personal property and other similar ad valorem Taxes of the Company and the Company Subsidiaries for the Straddle Tax Period which relate to the portion of such Straddle Tax Period ending as of an applicable date shall be deemed to be the amount of such Taxes for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the portion of such Straddle Tax Period ending on such date and the denominator of which is the number of days in the entire Straddle Tax Period and (ii) the amount of all other Taxes of the Company and the Company Subsidiaries for the Straddle Tax Period which relate to the portion of such Straddle Tax Period ending as of an applicable date shall be determined based on an interim closing of the books of the Company and the Company Subsidiaries.

Section 6.02. Cooperation. Buyer and Seller shall cooperate fully, and shall cause their respective Affiliates to cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the preparation and filing of Tax Returns and in connection with any Action regarding Taxes of or with respect to the Company and the Company Subsidiaries. Such cooperation shall include the retention and (upon the other Party’s request) the provision of, and ability to inspect, the records and information reasonably relevant to any such Tax Return or Action and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

Section 6.03. Post-Closing Actions. Without the prior written consent of Seller, Buyer shall not, and shall cause the Company and the Company Subsidiaries not to, amend or take a position on any Tax Return for any Pre-Closing Period, make any Tax election with respect to any Pre-Closing Period, make any voluntary Tax disclosure that could relate to any Pre-Closing Period or take any other action or enter into any transaction affecting a Pre-Closing Period that, in each case, could adversely affect the Tax Liability (whether pursuant to Law or Article IX) of Seller, any of its Affiliates or direct or indirect equity holders.

Section 6.04. Transfer Taxes. All transfer, sales, use, documentary, gains, stock transfer and stamp Taxes, conveyance fees, recording charges and other similar Taxes, fees and charges (including any penalties and interest) incurred in connection with the transactions contemplated by the Transaction Documents (collectively, “Transfer Taxes”) shall be borne and paid by Buyer. Buyer shall prepare and timely file all Tax Returns required to be filed in respect of Transfer Taxes in accordance with applicable Law. Each party hereto shall use its commercially reasonable efforts to minimize the amount of such Transfer Taxes and to cooperate in the preparation, execution and filing of all Tax Returns and other documents required in connection with such Transfer Taxes.

Section 6.05. Certain Refunds. All refunds, credits or similar benefits relating to Taxes of the Company and the Company Subsidiaries that were either (i) paid prior to the close of business on the date immediately prior to the Closing Date, (ii) included as a current liability in Final Net Working Capital, (iii) indemnified pursuant to Article IX, (iv) income Taxes attributable to any income or gains of the Company or of any Company Subsidiary that was treated as a passthrough entity for the relevant income Tax purposes or otherwise (v) borne by Seller or its Affiliates shall be for the benefit of Seller, except to the extent such refund or similar benefit was specifically included as a current asset in Final Net Working Capital. Following the Closing, Buyer shall, and shall cause its Affiliates (including the Company and the Company Subsidiaries) to, use reasonable efforts to obtain any such refunds, credits or similar benefits to the extent permitted by Law. In the event Buyer or its Affiliates (including the Company or the Company Subsidiaries) realize such a refund, credit or similar benefit following the Closing that is for Seller’s benefit pursuant to the previous sentence, Buyer or such Affiliate (as applicable) shall promptly pay over to Seller an amount in cash equal to such refund, credit or benefit, together with any evidence reasonably requested by Seller to confirm the calculation of such amount.

Section 6.06. Certain Tax Contests and Returns. Notwithstanding anything to the contrary in this Agreement, all Actions relating to Taxes that could result in a Liability to Seller or its Affiliates shall be governed by the provisions of Section 9.03, including all Actions relating to income Taxes of the Company and/or the Company Subsidiaries for which Seller could be expected to be liable (whether pursuant to Law or Article IX). Seller shall have the right and obligation to prepare all income Tax Returns with respect to a taxable period ending on or before the Closing Date that relate to income or gains of the Company or of any Company Subsidiary that is a pass-through entity for the relevant income Tax purposes for such taxable period. To the extent these Tax Returns require Buyer’s signature post-closing, then Buyer shall cooperate in the execution and filing of such Tax Returns as reasonably requested by Seller. Buyer shall prepare, or cause to be prepared, all other Tax Returns of the Company and the Company Subsidiaries that are required to be filed after the Closing with respect to any taxable period.

ARTICLE VII

EMPLOYEE MATTERS

Section 7.01. Employees.

(a) For the one-year period following the Closing Date or such longer period as may be required by applicable Law or Contract, the Company and the Company Subsidiaries shall provide the Company Employees with base salaries or wage rates and cash bonus opportunities at least equal in the aggregate to the base salaries or wage rates and cash bonus opportunities that are in effect for Company Employees immediately prior to the Closing and other cash compensation (excluding equity or equity-based compensation) and employee benefits that are not materially less favorable in the aggregate than the compensation and employee benefits provided to the Company Employees immediately prior to the Closing under Company Plans or otherwise.

(b) Buyer and its Subsidiaries shall to the extent feasible under the Applicable Plans, (i) give each Company Employee credit under each employee benefit plan and personnel policy of Buyer or its Subsidiaries that covers such Company Employee after the Closing Date (including any vacation, sick leave and severance policies) (collectively, the “Applicable Plans”) for purposes of eligibility, vesting and entitlement to benefits for such Company Employee’s service with Seller, the Company and the Company Subsidiaries (and any predecessors thereto), (ii) allow such Company Employee to participate in each plan providing welfare benefits (including medical, dental, vision, life insurance, short-term and long-term disability insurance) without regard to preexisting-condition limitations, waiting periods, evidence of insurability or other exclusions or limitations not imposed on such Company Employee by the corresponding Company Plans immediately prior to the Closing Date, and (iii) credit such Company Employee with any expenses that were covered by (or paid to) the Company Plans immediately prior to the Closing Date for purposes of determining deductibles, co-pays and other applicable limits under any Applicable Plan, except in each case of clauses (i) through (iii) above, where such crediting would result in duplicate benefits with respect to the same period of service and only to the same extent such service and expenses were credited under the Company Plan immediately prior to the Closing Date.

(c) Notwithstanding Section 7.01(b), and without limiting Section 7.01(a), the Company and the Company Subsidiaries shall (i) at or following the Closing, for the avoidance of doubt, be solely responsible for any retention, bonus, commission and severance benefits owed to any Company Employee employed as of the Closing pursuant to a Company Plan or otherwise and (ii) for the one-year period following the Closing Date or such longer period as may be required by applicable Law or Contract, provide or make available to eligible Company Employees not covered under a Bargaining Agreement, the Severance Arrangements (or the equivalent thereof). Company Employees covered under a Bargaining Agreement will continue under the severance policy entitlements in their applicable Bargaining Agreement.

(d) This Section 7.01 shall survive the Closing and shall be binding on all successors and assigns of Seller, Buyer, the Company and the Company Subsidiaries. Nothing set forth in this Section 7.01 (i) shall confer any rights or remedies upon any former employee of the Company and the Company Subsidiaries, any Company Employee or upon any other Person other than the parties hereto and their respective successors and assigns or (ii) shall constitute an amendment to any Company Plan or any other plan or arrangement covering the Company Employees or any former employee of the Company or any of the Company Subsidiaries. Nothing in this Section 7.01 shall obligate Buyer or the Company and the Company Subsidiaries to continue the employment of any Company Employee for any specific period.

ARTICLE VIII

CONDITIONS TO CLOSING

Section 8.01. Mutual Conditions. The respective obligations of each Party to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any and all of which may be waived, in whole or in part, by the Parties to the extent permitted by applicable Law:

(a) No Law enacted, entered, promulgated or enforced by any Governmental Authority of competent jurisdiction shall be in effect at the Closing preventing the consummation of the transactions contemplated by this Agreement (each, a “Closing Legal Impediment”).

(b) No material Action commenced by a Governmental Authority with authority over antitrust matters shall be pending that seeks any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would prohibit, prevent, limit, delay or restrict consummation of the transactions contemplated by this Agreement; provided, that no Party shall be permitted to assert that this condition has not been satisfied unless such Party shall have complied with its obligations set forth in Section 5.03.

(c) Any applicable waiting period (and any extension thereof) under the HSR Act shall have expired or been terminated and all required filings shall have been made, applicable waiting periods (and extensions thereof) expired or been terminated.

(d) The Seller Member Approval shall have been obtained and shall be effective.

Section 8.02. Conditions to the Obligation of Buyer. The obligation of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any and all of which may be waived, in whole or in part, by Buyer to the extent permitted by applicable Law:

(a) Since the date of this Agreement, no Material Adverse Effect shall have occurred and be continuing.

(b) All representations and warranties made by Seller contained in Article III (other than the Fundamental Representations), without giving effect to materiality, Material Adverse Effect or similar qualifications, shall be true and correct in all respects at and as of the Closing

Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date), except to the extent the failure of such representations and warranties to be true and correct would not reasonably be expected to have a Material Adverse Effect. All Fundamental Representations made by Seller in this Agreement shall be true and correct in all material respects at and as of the Closing Date as though such Fundamental Representations were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date).

(c) Seller shall have duly performed or complied with, in all material respects, all of the covenants and agreements required to be performed or complied with by Seller at or prior to Closing under the terms of this Agreement.

(d) Seller shall have delivered to Buyer a certificate dated as of the Closing Date signed by an officer of Seller to the effect that each of the conditions set forth in Section 8.02(b) and Section 8.02(c) have been satisfied.

(e) Seller shall have delivered, or caused to be delivered, to Buyer the items and documents set forth in Section 2.04(a).

Section 8.03. Conditions to the Obligations of Seller. The obligations of Seller to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any and all of which may be waived, in whole or in part, by Seller to the extent permitted by applicable Law:

(a) All representations and warranties made by Buyer contained in Article IV shall be true and correct in all material respects at and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be true and correct only as of such specified date).

(b) Buyer shall have duly performed or complied with, in all material respects, all of the material covenants and agreements required to be performed or complied with by Buyer at or prior to the Closing under the terms of this Agreement.

(c) Buyer shall have delivered to Seller a certificate dated as of the Closing Date signed by an officer of Buyer to the effect that each of the conditions set forth in Section 8.03(a) and Section 8.03(b) have been satisfied.

(d) Buyer shall have delivered to Seller the Preliminary Purchase Price and the other items and documents set forth in Section 2.04(b).

Section 8.04. Frustration of Closing Conditions. Neither Seller nor Buyer may rely, either as a basis for not consummating the transactions contemplated by this Agreement or terminating this Agreement and abandoning the transactions contemplated by this Agreement, on the failure of any condition set forth in this Article VIII to be satisfied if such failure has been primarily caused by, or is primarily the result of, such Party’s failure to comply with its obligations under this Agreement.

ARTICLE IX

INDEMNIFICATION

Section 9.01. Survival. The representations, warranties, covenants and agreements contained in this Agreement or in any closing certificate delivered pursuant hereto shall survive the Closing until the twenty-four (24) month anniversary thereof; provided that (a) the representations in Section 3.14 shall survive until the thirty-six (36) month anniversary thereof, and (b) the covenants and agreements set forth in Section 5.10 and Section 9.06 shall survive indefinitely and the other covenants and agreements set forth in this Agreement shall survive until performed in accordance with their terms. The Parties acknowledge and agree that with respect to any claim that any Party may have against any other Party that is permitted pursuant to the terms of this Agreement, the survival periods set forth and agreed to in this Section 9.01 shall govern when any such claim may be brought and shall replace and supersede any statute of limitations that may otherwise be applicable.

Section 9.02. Indemnification.

(a) Subject to the provisions of this Article IX, including the limitations set forth in Section 9.04, effective at and after the Closing, Buyer and each of its Affiliates, directors, officers, employees, successors, permitted assigns, agents and representatives (collectively, the “Buyer Indemnitees”) shall be indemnified and held harmless by Seller from and against any and all Damages incurred or suffered by any Buyer Indemnitee to the extent arising out of or relating to (i) any breach of any representation or warranty of Seller in Article III of this Agreement, (ii) any breach of any covenant or agreement made or to be performed by Seller pursuant to this Agreement, and (iii) any Liabilities to the extent related to the Asset Management Business (including any Liability of Buyer under Section 5.10 with respect to claims related to the Asset Management Business).

(b) Subject to the provisions of this Article IX, including the limitations set forth in Section 9.04, effective at and after the Closing, Buyer agrees to indemnify Seller and its Affiliates, directors, officers, employees, successors, permitted assigns, agents and representatives (collectively, the “Seller Indemnitees”) against, and agrees to hold each of them harmless from, any and all Damages incurred or suffered by any Seller Indemnitee to the extent arising out of or relating to (i) any breach of any representation or warranty of Buyer in this Agreement or (ii) any breach of covenant or agreement made or to be performed by Buyer pursuant to this Agreement.

(c) For purposes of determining the amount of Damages subject to indemnification pursuant to Section 9.02(a)(i) (except for Damages arising out of or relating to a breach of the representations and warranties in Sections 3.06 (Financial Statements), 3.07 (Absence of Certain Developments), 3.10 (No Undisclosed Liabilities), 3.16 (Material Contracts) (with respect to the definition of Material Contracts set forth therein), which shall not be subject to this Section 9.02(c)), but not for purposes of determining whether the representations and warranties giving rise to such right to indemnification have been breached, such Damages shall be determined without regard to any qualification or exception contained in such representation or warranty relating to materiality or Material Adverse Effect applicable thereto.

Section 9.03. Procedures. Except as otherwise provided in Section 6.06, claims for indemnification under this Agreement shall be asserted and resolved as follows:

(a) Any Buyer Indemnitee or Seller Indemnitee seeking indemnification under this Agreement (an “Indemnified Party”) with respect to any claim asserted against the Indemnified Party by a third party (“Third Party Claim”) in respect of any matter that is subject to indemnification under Section 9.02 shall (i) promptly notify the other Party (the “Indemnifying Party”) of the Third Party Claim (and in any event within sixty (60) Business Days of the date on which the Indemnified Party knows or reasonably should have known of the Third Party Claim unless the Indemnifying Party is prejudiced by such delay), and (ii) as promptly as practicable transmit to the Indemnifying Party a written notice (a “Claim Notice”) describing in reasonable detail the nature of the Third Party Claim, a copy of all papers served with respect to such claim (if any), the basis of the Indemnified Party’s request for indemnification under this Agreement and a reasonable estimate of any Damages suffered with respect thereto.

(b) The Indemnifying Party shall have the right to defend the Indemnified Party against such Third Party Claim. The Indemnifying Party will promptly notify the Indemnified Party (and in any event within ten (10) Business Days after having received any Claim Notice) with respect to whether or not it is exercising its right to defend the Indemnified Party against such Third Party Claim. If the Indemnifying Party notifies the Indemnified Party that the Indemnifying Party elects to assume the defense of the Third Party Claim (such election to be without prejudice to the right of the Indemnifying Party to dispute whether such claim is an indemnifiable Damage under this Article IX), then the Indemnifying Party shall have the right to defend such Third Party Claim with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party, in all appropriate proceedings, to a final conclusion or settlement at the discretion of the Indemnifying Party in accordance with this Section 9.03(b). The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof; provided, however, that the Indemnifying Party shall (i) provide periodic updates on the progress of the matter and copies of all pleadings to the Indemnified Party, and (ii) not enter into any settlement agreement without the written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, such consent shall not be required if (x) the settlement agreement is for monetary consideration only with no admission of liability and no restriction on the future operations of the business of the Company and the Company Subsidiaries and (y) the settlement agreement contains a complete and unconditional general release by the third party asserting the Third Party Claim to all Indemnified Parties affected by the Third Party Claim. The Indemnified Party may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this Section 9.03(b), and the Indemnified Party shall bear its own costs and expenses with respect to such participation. Notwithstanding anything to the contrary, in the case of any Action with respect to income Taxes of the Company and/or the Company Subsidiaries that relates solely to taxable periods ending on or prior to the Closing Date, Seller shall be entitled to control, defend and settle such Action in its sole discretion, and the Buyer Indemnitees shall not be entitled to participate in such Action, provided that (A) Seller will provide notice of any proposed settlement of such Action to Buyer, and (B) such settlement will not have a material adverse effect on the Tax Liability of the Company or the Company Subsidiaries.

(c) If the Indemnifying Party does not notify the Indemnified Party that the Indemnifying Party elects to defend the Indemnified Party pursuant to Section 9.03(b) within ten (10) Business Days after receipt of any Claim Notice, then the Indemnified Party shall defend itself against the applicable Third Party Claim, and be reimbursed for its reasonable cost and expense (but only if the Indemnified Party is actually entitled to indemnification hereunder) in regard to the Third Party Claim with counsel selected by the Indemnified Party, in all appropriate proceedings and in good faith, which proceedings shall be prosecuted diligently by the Indemnified Party. In such circumstances, the Indemnified Party shall defend any such Third Party Claim in good faith and have full control of such defense and proceedings; provided, however, that the Indemnified Party may not enter into any compromise or settlement of such Third Party Claim if indemnification is to be sought hereunder, without the Indemnifying Party’s consent (which consent shall not be unreasonably withheld, conditioned or delayed). The Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this Section 9.03(c), and the Indemnifying Party shall bear its own costs and expenses with respect to such participation; provided, however, if at any time the Indemnifying Party acknowledges in writing that such Third Party Claim is an indemnifiable Damage under this Article IX, the Indemnifying Party shall be entitled to assume the defense of such Third Party Claim in accordance with Section 9.03(b).

(d) If requested by the Indemnifying Party, the Indemnified Party agrees, at the sole cost and expense of the Indemnifying Party (but only if the Indemnified Party is actually entitled to indemnification hereunder), to cooperate with the Indemnifying Party and its counsel in contesting any Third Party Claim that the Indemnifying Party elects to contest, including providing reasonable access to documents, records and information. In addition, the Indemnified Party will make its personnel reasonably available at no cost to the Indemnifying Party for conferences, discovery, proceedings, hearings, trials or appeals as may be reasonably requested by the Indemnifying Party. The Indemnified Party also agrees to cooperate with the Indemnifying Party and its counsel in the making of any related counterclaim against the Person asserting the Third Party Claim or any cross complaint against any Person and executing powers of attorney to the extent necessary.

(e) A claim for indemnification for any matter not involving a Third Party Claim shall be asserted by notice to the Party from whom indemnification is sought as promptly as practicable (the failure to give prompt notice shall not, however, relieve the Indemnifying Party of its indemnification obligations if such notice is provided within thirty (30) Business Days of the date on which the Indemnified Party knows or reasonably should have known of the claim for indemnification, unless the Indemnifying Party is prejudiced by such delay), which notice shall describe in reasonable detail the nature of the claim, the basis of the Indemnified Party’s request for indemnification under this Agreement and a reasonable estimate of the Damages associated with the claim. In the case of a claim for indemnification relating to Taxes, no such claim may shall be asserted unless a third party has actually commenced a lawsuit, action or regulatory proceeding or issued a written notice of proposed adjustment, assessment or deficiency, in each case, with respect to the specific matters addressed in such claim.

Section 9.04. Limitations on Liability. Notwithstanding anything to the contrary herein:

(a) Seller shall not be liable for any breach of any representation, warranty, covenant or agreement of Seller set forth in this Agreement unless and until the amount of Damages actually incurred by the Buyer Indemnitees resulting from such breach exceeds $125,000 (“De Minimis Amount”), provided that the De Minimis Amount shall not apply to indemnification for Damages arising out of or resulting from Fraud, any breach of the Fundamental Representations or Section 3.14, any breach of Section 5.01, or Seller’s indemnification pursuant to Section 9.02(a)(iii);

(b) Seller shall not be liable for (i) any breach of any representation or warranty of Seller set forth in this Agreement or (ii) any breach of Section 5.01, in either case, unless the aggregate amount of Damages actually incurred by the Buyer Indemnitees for such breach and all other breaches otherwise subject to indemnification hereunder exceeds $4,000,000 (the “Deductible”), and then only to the extent such aggregate Damages exceed such amount; provided, however, that the Deductible shall not apply to indemnification for Damages arising out of or resulting from Fraud, any breach of the Fundamental Representations or Section 3.14, any breach of Section 5.01, or Seller’s indemnification pursuant to Section 9.02(a)(iii). For the avoidance of doubt, Damages attributable to any breach that does not exceed the De Minimis Amount pursuant to Section 9.04(a) shall not be counted towards the calculation of the Deductible;

(c) Except solely with respect to Fraud and Seller’s indemnification obligations pursuant to Section 9.02(a)(iii), in no event shall Seller’s aggregate Liability arising out of or relating to Seller’s indemnification obligations under this Agreement exceed $25,000,000;

(d) in no event shall Seller be liable under Section 9.02(a) for any Damages arising from an action taken or not taken by Seller at the request of or with the consent of Buyer;

(e) Buyer Indemnitees shall not have a right to assert claims for indemnification under any provision of this Agreement for Damages to the extent that such Damages arise out of actions taken (or omitted to be taken) by Buyer, the Company, any Company Subsidiary or any Buyer Indemnitee after the Closing Date;

(f) no Buyer Indemnitee shall be entitled to indemnification to the extent a Liability or reserve relating to the matter giving rise to such Damages has been included in the calculation of Final Purchase Price or to the extent such Buyer Indemnitee has otherwise been compensated with respect thereto pursuant to the post-Closing adjustment contemplated by Section 2.06;

(g) each Indemnified Party shall have a duty to use commercially reasonable efforts to mitigate any Damages arising out of or relating to this Agreement or the transactions contemplated hereby, including incurring the minimum costs necessary to remedy any breach that gives rise to such Damages;

(h) the amount of any Damages for which an Indemnified Party claims indemnification under this Agreement shall be reduced by the amount of (i) any insurance proceeds actually received from third party insurers with respect to such Damages; and (ii) any indemnification, contribution, offset or reimbursement payments actually received from third parties with respect to such Damages; provided that such Indemnified Party shall use commercially reasonable efforts to obtain recoveries from insurers, including title insurers, and other third parties in respect of this Section 9.04(h). If an Indemnified Party (A) actually receives insurance proceeds from third-party insurers with respect to such Damages or (B) actually receives indemnification, contribution, offset or reimbursement payments from third parties with respect to such Damages, in each case, at any time subsequent to any indemnification payment pursuant to this Article IX, then such Indemnified Party shall promptly reimburse the applicable Indemnifying Party for any payment made or expense incurred by such Indemnifying Party in connection with providing such indemnification up to such amount actually received by such Indemnified Party;

(i) in the event an Indemnified Party shall recover Damages in respect of a claim of indemnification under this Article IX, no other Indemnified Party shall be entitled to recover the same Damages in respect of a claim for indemnification; and

(j) notwithstanding anything provided under applicable Law, no Party shall have any Liability (including under Article III or this Article IX) for, and Damages shall not include, any punitive, incidental, consequential, special or indirect Damages (including lost profits, loss in value or any damages that are based on a multiple of earnings), in each case, except to the extent any such Damages are awarded and paid with respect to a Third Party Claim as to which a Party is entitled to indemnification under this Agreement.

For the avoidance of doubt, there are no limitations with respect to time or amount with respect to Seller’s liability for any claims for Fraud and Seller’s indemnification obligations pursuant to Section 9.02(a)(iii).

Section 9.05. Assignment of Claims. If the Indemnified Party receives any payment from an Indemnifying Party in respect of any Damages pursuant to Section 9.02 and the Indemnified Party could have recovered all or a part of such Damages from a third party (a “Potential Contributor”) based on the underlying claim asserted against the Indemnifying Party, the Indemnified Party shall, to the extent permitted by Law and any pertinent Contract, assign such of its rights to proceed against the Potential Contributor as are necessary to permit the Indemnifying Party to recover from the Potential Contributor the amount of such payment.

Section 9.06. Exclusivity.

(a) After the Closing, except in the case of Fraud, the sole and exclusive remedy for any and all claims, Damages or other matters arising under, out of, or related to this Agreement or the transactions contemplated hereby shall be the rights of indemnification set forth in this Article IX only, and no Person will have any other entitlement, remedy or recourse, whether in contract, tort, strict liability, equitable remedy or otherwise, it being agreed that all of such other remedies, entitlements and recourse are expressly waived and released by the Parties to the fullest extent permitted by Law. This Section 9.06(a) will not operate to interfere with or impede the operation of the covenants contained in this Agreement that by their nature are required to be performed after the Closing, with respect to a Party’s right to seek equitable remedies (including specific performance or injunctive relief). The provisions of this Section 9.06(a), together with the covenants contained in this Agreement that by their nature are required to be performed after the Closing, were specifically bargained-for between Seller, on the one hand, and Buyer, on the other hand, and were taken into account by the Parties in arriving at the Purchase Price. Each Party, respectively, specifically relied upon the provisions of this Section 9.06(a) in agreeing to the Purchase Price and in agreeing to provide the specific representations and warranties set forth in Article III (in the case of Seller) and Article IV (in the case of Buyer).

(b) Except with respect to Fraud, and except with respect to the enforcement of covenants contained in this Agreement that by their nature are required to be performed after the Closing and a Party’s right to seek equitable remedies (including specific performance or injunctive relief), all claims, demands, remedies or recoveries from or against Seller under this Agreement, shall be limited as set forth in this Article IX. Except with respect to Fraud and Seller’s indemnification obligations pursuant to Section 9.02(a)(iii), any claims for indemnification pursuant to this Article IX must be first recovered against the Escrow Account, and if there are insufficient Escrow Funds remaining to satisfy any such claims, such claims may then, at the election of Buyer, be recovered against Seller in accordance with this Article IX. Claims with respect to Fraud and claims for indemnification pursuant to Seller’s obligations pursuant to Section 9.02(a)(iii) may, in Buyer’s sole discretion, be recovered against the Escrow Account or Seller, in accordance with this Article IX.

Section 9.07. Characterization of Indemnity Payments. The Parties agree that any indemnification payments made pursuant to this Article IX shall be treated for all Tax purposes as an adjustment to the Purchase Price unless otherwise required by applicable Law.

Section 9.08. Indemnification Payments and Escrow.

(a) If any Buyer Indemnitee delivers to Seller any Claim Notice pursuant to Section 9.03(a) or other claim notice pursuant to Section 9.03(e) (each, a “Buyer Claim Notice”), then Buyer may provide to the Escrow Agent a copy of such Buyer Claim Notice. Upon receipt of any Buyer Claim Notice from Buyer, the Escrow Agent shall, pursuant to the Escrow Agreement, set aside and hold as a reserve to cover the Third Party Claim or other claim in respect of which such Buyer Claim Notice was delivered (each, a “Buyer Indemnity Claim”) such portion of the Escrow Amount equal to the amount set forth in such Buyer Claim Notice until there is a final resolution of such Buyer Indemnity Claim.

(b) Any payment to the Buyer Indemnitees in respect of any claim for indemnification properly asserted by the Buyer Indemnitees under this Article IX shall be paid within five (5) Business Days after the date of the final determination of any amounts due and owing under this Article IX (i) by release of funds to the Buyer Indemnitees from the Escrow Account by the Escrow Agent, or (ii) if there are insufficient Escrow Funds remaining to satisfy any such claims, or, at the election of Buyer, if such claims relate to Fraud or Seller’s indemnification obligations pursuant to Section 9.02(a)(iii), by payment to Buyer by Seller, provided that except with respect to Fraud, and Seller’s indemnification obligations pursuant to Section 9.02(a)(iii), under no circumstances may Buyer recover more than $12,000,000 with respect to indemnification claims directly from Seller.

(c) Any payment to the Seller Indemnitees in respect of any claim for indemnification properly asserted by the Seller Indemnitees under this Article IX shall be paid by wire transfer by

Buyer of immediately available funds to an account designated in writing by Seller within five (5) Business Days after the date of the final determination of any amounts due and owing under this Article IX.

(d) On the twenty-four (24) month anniversary of the Closing (the “Escrow Release Date”), the Escrow Agent shall release all or a portion of the funds remaining in the Escrow Account to Seller such that, following such release, the amount remaining in the Escrow Account, if any, equals not less than the aggregate amount of claims for Buyer Claim Notices that have been delivered by Buyer pursuant to Section 9.08(a) prior to the Escrow Release Date, but not yet resolved (such unresolved indemnity claims, the “Unresolved Indemnity Claims”). To the extent applicable, the amounts retained for the Unresolved Indemnity Claims shall be released by the Escrow Agent to the applicable Party upon final resolution of such Unresolved Indemnity Claims.

Section 9.09. Releases.

(a) Effective upon the Closing, Buyer and, from and after the Closing, the Company and the Company Subsidiaries and, in each case, each of their respective partners, members, Affiliates, directors, officers, employees, controlling persons, agents, representatives, successors and assigns (collectively, the “Releasing Parties”) shall be deemed to have remised, released and forever discharged Seller and its direct and indirect equity holders and their respective Affiliates, and any of the respective partners, members, Affiliates, directors, officers, employees, trustees, controlling persons and agents of any of the foregoing (collectively, the “Released Parties”) of and from any and all claims which the Releasing Parties, or any of them, now have, ever had, or at the Closing may have, or hereafter shall or may have, against the Released Parties, or any of them, for, upon or by reason of any matter, cause or thing whatsoever from the beginning of time through the Closing Date, except, for claims for indemnification in accordance with Article IX. For the avoidance of doubt, Buyer is not releasing (i) any claims with respect to Fraud, (ii) any Released Party that is party to a commercial Contract with Buyer, the Company or the Company Subsidiaries with respect to any matters or claims, known or unknown, arising out of such Contracts, and (iii) (x) any employee continuing with the business (solely in its capacity as such), (y) any Released Parties who are D&O Indemnitees with respect to any matters which would not entitle such Released Party to exculpation and indemnification pursuant to Section 5.10 because the conduct of such Released Party did not comply with the standards therefor set forth under Law or any Organizational Documents of the Seller, the Company or the Company Subsidiaries, as applicable, or (z) any hotel owner (solely in its capacity as such), with respect to any matters or claims, known or unknown, related to or arising out of the prior or ongoing business of the Company and the Company Subsidiaries which the Company or the Company Subsidiaries may have with respect to such persons or entities. As of the Closing Date, Buyer, on behalf of each of the Releasing Parties, expressly acknowledges that it has had the opportunity to be advised by independent legal counsel and hereby waives and relinquishes, and does so understanding and acknowledging the significance and consequence of such specific waiver, all rights and benefits afforded by Section 1542 of the California Civil Code (and any analogous law of any other state, locality or other jurisdiction), which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR

HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

(b) Buyer, on behalf of each of the Releasing Parties, hereby agrees that if any Releasing Party hereafter commences, joins in or in any manner seeks relief through any suit arising out of, based upon or relating to any of the claims released hereunder, or in any manner asserts against any Released Party any of the claims released hereunder, then such Releasing Parties will pay to such Released Party, in addition to any other Damages, direct or indirect, all attorneys’ fees incurred in defending or otherwise responding to such suit or claims.

(c) Effective upon the Closing, Seller shall be deemed to have remised, released and forever discharged the Company and the Company Subsidiaries of and from any and all claims which Seller now has, ever had, or at the Closing may have, or hereafter shall or may have, against the Company or the Company Subsidiaries, or any of them, for, upon or by reason of any matter, cause or thing whatsoever from the beginning of time through the Closing Date, except for claims (i) arising under this Agreement, (ii) arising from and after the Closing in connection with any commercial Contract between Seller and the Company or the Company Subsidiaries with respect to any matters or claims, known or unknown, arising out of such Contracts and (iii) arising in connection with any third party claim against Seller to the extent such third party claim is related to the business conducted by the Company and the Company Subsidiaries (other than the Asset Management Business). The provisions of the last sentence of Section 9.09(a) and the provisions of Section 9.09(b) shall apply to Seller with respect to the release provided herein, mutatis mutandis.

ARTICLE X

TERMINATION

Section 10.01. Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing:

(a) by mutual written agreement of Seller and Buyer;

(b) by Seller or Buyer if any Governmental Authority having competent jurisdiction has issued a final, non-appealable order, decree, ruling or injunction or taken any other Action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement; provided that this right of termination shall not be available to any Party whose failure to comply with its obligations under this Agreement has been the primary cause of, or has primarily resulted in, such order, decree, ruling, injunction or other Action;

(c) by Seller or Buyer if any of the conditions set forth in Sections 8.01, 8.02 and 8.03 of this Agreement, as applicable, have not been satisfied or waived on or prior to April 15, 2015 (the “Outside Date”); provided, that if on April 15, 2015 all of the conditions set forth in Article VII have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing) except for the conditions set forth in Section 8.01(b) or Section 8.01(c), the Outside Date may be extended by either Party in writing, on one or more occasions to a date no later than August 15, 2015; provided, further, that this right of termination shall not be available to any Party whose failure to comply with its obligations under this Agreement has been the primary cause of, or has primarily resulted in, the failure of any such conditions to be satisfied before such date;

(d) by Buyer upon written notice to Seller, in the event of a breach of any representation, warranty, covenant or agreement on the part of Seller, such that the conditions specified in Section 8.02 would not be satisfied at the Closing, and which, (i) with respect to any such breach that is capable of being cured, is not cured by Seller within thirty (30) days after receipt of written notice thereof or (ii) is incapable of being cured prior to the Outside Date; provided that Buyer shall not have the right to terminate this Agreement pursuant to this Section 10.01(d) if it is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement;

(e) by Seller upon written notice to Buyer, in the event of a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Buyer, such that the conditions specified in Section 8.03 would not be satisfied at the Closing, and which, (i) with respect to any such breach that is capable of being cured, is not cured by Buyer within thirty (30) days after receipt of written notice thereof, or (ii) is incapable of being cured prior to the Outside Date; provided that Seller shall not have the right to terminate this Agreement pursuant to this Section 10.01(e) if Seller is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement; or

(f) by Seller or Buyer if, prior to the receipt of the Seller Member Approval, (i) the Seller Managing Board shall have effected a Change of Recommendation and (ii) either (x) the Seller Member Approval shall not have been received at, or within the three (3) day period following the completion of, a duly called Seller Member Meeting or (y) if no such Seller Member Meeting has been called, the Seller Member Approval shall not have been obtained within ten (10) days following the request by the Seller Managing Board for the written approval of Seller’s members without a meeting to approve this Agreement and the consummation of the transactions contemplated hereby for the purposes of obtaining the Seller Member Approval in accordance with the Organizational Documents of Seller.

Section 10.02. Effect of Termination.

(a) In the event of termination of this Agreement pursuant to Section 10.01, this Agreement shall forthwith become null and void and have no effect, without any Liability on the part of any Party hereto; provided, however, that the last sentence of Section 5.03(b), the provisions of this Section 10.02 and Article XI hereof and, except as set forth in Section 10.02(c), any Liability of any Party for any willful breach of this Agreement prior to such termination shall survive any termination of this Agreement. The Confidentiality Agreement shall not be affected by a termination of this Agreement.

(b) In the event that this Agreement is terminated pursuant to Section 10.01(f), then Seller shall pay to Buyer an amount equal to $25,800,000 (the “Termination Fee”) no later than the second Business Day following such termination by wire transfer of immediately available funds.

(c) Notwithstanding anything to the contrary in this Agreement, in the event that the Termination Fee is payable and actually paid to Buyer in accordance with this Section 10.02, payment of the Termination Fee shall be the sole and exclusive remedy of Buyer and its Affiliates and each of their respective partners, members, Affiliates, directors, officers, employees, controlling persons, agents, representatives, successors and assigns against Seller and its direct and indirect equity holders and their respective Affiliates, and any of the respective partners, members, Affiliates, directors, officers, employees, trustees, controlling persons and agents of any of the foregoing, for any Damages based upon, arising out of or relating to this Agreement or the negotiation, execution or performance hereof or the transactions contemplated hereby. Solely for purposes of establishing the basis for the amount thereof, and without in any way increasing the amount of the Termination Fee, expanding the circumstances in which the Termination Fee is to be paid or restricting or modifying the other rights of any party hereunder, in the event of the valid termination of this Agreement under circumstances in which the Termination Fee is payable pursuant to this Section 10.02, it is agreed that the Termination Fee is liquidated damages, and not a penalty, and the payment thereof in such circumstances is supported by due and sufficient consideration

ARTICLE XI

MISCELLANEOUS

Section 11.01. Notices. All notices, requests, claims, demands and other communications required or permitted hereunder shall be in writing and shall be deemed sent, given and delivered (a) immediately if given by personal delivery, (b) one (1) day after deposit with an overnight delivery service, (c) three (3) days after deposit in the mail via registered or certified mail (return receipt requested) to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice) and (d) upon confirmation of receipt if given by electronic mail or other customary means of electronic communication (provided that any notice sent via any means of electronic communication must also be sent by a second means set forth above) as provided below:

if to Buyer, to:

Dunwoody Operations, Inc.

c/o InterContinental Hotels Group

Three Ravina Drive, Suite 100

Atlanta, Georgia 30346-2149

Attention: Corp. Finance, Acq. & Mergers, Bob Chitty

Email: Bob.chitty@ihg.com

with a copy (which shall not constitute notice) to

InterContinental Hotels Group

Three Ravina Drive, Suite 100

Atlanta, Georgia 30346-2149

Attention: Legal Dept. - Paul Huang

Email: Paul.huang@ihg.com

and

DLA Piper LLP (US)

One Fountain Square

11911 Freedom Drive, Suite 300

Reston, Virginia 20190

Attention: Jay Gary Finkelstein

Email: Jay.finkelstein@dlapiper.com

if to Seller, to:

Kimpton Group Holding LLC

222 Kearny Street, Suite 200

San Francisco, California 94108

Attention:       Judy Miles

Email: judy.miles@kimptongroup.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

885 Third Avenue

New York, New York 10022

Attention:	Edward Sonnenschein
Gary Axelrod

Email:	ted.sonnenschein@lw.com
Gary.Axelrod@lw.com

or to such other address or facsimile number as any Party shall notify the other Parties (as provided above) from time to time. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 11.02. Amendments and Waivers.

(a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by Seller and Buyer, or in the case of a waiver, by the Party against whom the waiver is to be effective.

(b) No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise provided in Section 9.06 or Section 10.02, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

Section 11.03. Expenses. Regardless of whether the transactions provided for in this Agreement are consummated, except as otherwise provided herein, each Party shall pay its own expenses incident to this Agreement and the transactions contemplated herein.

Section 11.04. Governing Law; Jurisdiction; WAIVER OF JURY TRIAL.

(a) This Agreement, and all Actions (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by and construed in accordance with the law of the State of New York, without regard to the choice of law or conflicts of law principles thereof. The Parties expressly waive any right they may have, now or in the future, to demand or seek the application of a governing law other than the law of the State of New York.

(b) Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the state courts sitting in the borough of Manhattan of the State of New York or, if such courts shall not have jurisdiction, any federal court of the United States of America sitting in the borough of Manhattan of the State of New York, and any appellate court from any appeal thereof, in any Action arising out of or relating to this Agreement or the other Transaction Documents or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such Action except in such courts, (ii) agrees that any claim in respect of any such Action may be heard and determined in any state court sitting in the borough of Manhattan of the State of New York or, to the extent permitted by Law, in such federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Action in the borough of Manhattan of the State of New York or such federal court and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in the borough of Manhattan of the State of New York or such federal court. Each of the Parties agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 11.01. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH

WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.04(c).

Section 11.05. Assignment; Successors and Assigns; No Third Party Beneficiaries. Except as otherwise provided herein, this Agreement may not, without the prior written consent of the other Parties, be assigned by operation of Law or otherwise, and any attempted assignment shall be null and void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective heirs, successors, permitted assigns and legal representatives. No provision of this Agreement is intended to confer any rights, benefits, remedies or Liabilities hereunder upon any Person other than the Parties and their respective successors and assigns; provided, however, that the Indemnified Parties and the Released Parties shall be express third party beneficiaries of and have the right to enforce Article IX and the D&O Indemnitees shall be express third party beneficiaries of and have the right to enforce Section 5.10.

Section 11.06. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party shall have received a counterpart hereof signed by all of the other Parties. Until and unless each Party has received a counterpart hereof signed by the other Parties, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF or other equivalent format or by facsimile shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

Section 11.07. Entire Agreement. This Agreement, including the Exhibits and Schedules attached thereto and the Transaction Documents constitute the entire agreement among the Parties with respect to the matters covered hereby and supersedes all previous written, oral or implied understandings among them with respect to such matters.

Section 11.08. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.09. Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that any breach of this Agreement would not be adequately compensated by monetary damages. Accordingly, each Party agrees that the other Parties shall be entitled to injunctive relief to prevent any such failure of performance or breach and to enforce specifically this Agreement and any of the terms and provisions hereof, in each case without proof of actual damages and without posting any bond or other indemnity, in addition to any other remedy to which it may be entitled at law or in equity.

Section 11.10. Disclosure Schedule. The Parties acknowledge and agree that (a) the inclusion of any items or information in the Disclosure Schedules that are not required by this Agreement to be so included is solely for the convenience of Buyer, (b) the disclosure by Seller of any matter in the Disclosure Schedules shall not be deemed to constitute an acknowledgement by Seller that the matter is required to be disclosed by the terms of this Agreement or that the matter is material or significant, (c) if any section of the Disclosure Schedules lists an item or information in such a way as to make its relevance to the disclosure required by or provided in another section of the Disclosure Schedules or the statements contained in any Section of this Agreement reasonably apparent, the matter shall be deemed to have been disclosed in or with respect to such other Section, notwithstanding the omission of an appropriate cross-reference to such other Section or the omission of a reference in the particular representation and warranty to such section of the Disclosure Schedule, (d) except as provided in clause (c) above, headings have been inserted in the Disclosure Schedules for convenience of reference only, (e) the Disclosure Schedules are qualified in their entirety by reference to specific provisions of this Agreement and (f) the Disclosure Schedules and the information and statements contained therein are not intended to constitute, and shall not be construed as constituting, representations or warranties of Seller except as and to the extent provided in this Agreement.

Section 11.11. Retention of Counsel.

(a) Buyer, for itself and the Company and the Company Subsidiaries, and for Buyer’s and the Company’s and the Company Subsidiaries’ respective successors and assigns, irrevocably acknowledges and agrees that all communications between Seller, on the one hand, and counsel, on the other hand, including the general counsel of Seller and the attorneys in Seller’s legal department reporting to her and Latham & Watkins LLP (“Seller’s Counsel”), made in connection with the negotiation, preparation, execution, delivery and closing under, or any dispute or Action arising under or in connection with, this Agreement, which, immediately prior to the Closing, would be deemed to be privileged communications of Seller and/or any of its respective Subsidiaries (including the Company and the Company Subsidiaries) and their counsel and would not be subject to disclosure to Buyer in connection with any process relating to a dispute arising under or in connection with this Agreement or otherwise and shall continue after the Closing to be privileged communications between Seller and such counsel, and neither Buyer nor any Person acting or purporting to act on behalf of or through Buyer shall seek to obtain the same by any process on the grounds that the privilege attaching to such communications belongs to the Company and/or the Company Subsidiaries and not Seller. Buyer and the Company and the Company Subsidiaries agree that any attorney-client privilege, attorney work-product protection and expectation of client confidence arising from or as a result of any counsel’s representation of the Company and the Company Subsidiaries, or Seller prior to the Closing, and all information and documents covered by such privilege or protection, shall belong to and be controlled by Seller and may be waived only by Seller, and not the Company or the Company Subsidiaries and shall not pass to or be claimed or used by Buyer, the Company or any Company Subsidiary.

(b) It is acknowledged by each of the Parties that Seller, the Company and the Company Subsidiaries retained Seller’s Counsel to act as its counsel in connection with the transactions contemplated hereby and that Seller’s Counsel has not acted as counsel for any other Party in connection with the transactions contemplated hereby and that no other Party has the status of a client of Seller’s Counsel for conflict of interest or any other purposes as a result thereof. Seller and Buyer hereby agree that, in the event that any dispute, or any other matter in which the interests of Seller, its Affiliates and its direct and indirect equity holders, on the one hand, and Buyer and its Affiliates (including the Company and the Company Subsidiaries following the Closing), on the other hand, are adverse, arises after the Closing between Buyer or the Company or any of the Company Subsidiaries, on the one hand, and Seller, its Affiliates and its direct and indirect equity holders, on the other hand, Seller’s Counsel may represent Seller, its Affiliates and its direct and indirect equity holders in such dispute even though the interests of Seller, its Affiliates and its direct and indirect equity holders may be directly adverse to Buyer or, following the Closing, the Company or any of the Company Subsidiaries, and even though Seller’s Counsel formerly may have represented one or more of the Company or Company Subsidiaries in any matter substantially related to such dispute.

[Signature pages follow.]

SELLER:

KIMPTON GROUP HOLDING LLC

By:

	Name:	Michael A. Depatie
	Title:	CEO

[Signature Page to Purchase and Sale Agreement]

BUYER:

DUNWOODY OPERATIONS, INC.

By:

	Name:	Richard Solomons
	Title:	Authorized Representative

[Signature Page to Purchase and Sale Agreement]

The exhibits and schedules to this sale and purchase agreement have been omitted from the filing. The following is a list of omitted exhibits and schedules and a brief description of each. InterContinental Hotels Group PLC agrees to furnish to the Securities and Exchange Commission, upon its request, a copy of any such omitted exhibits and schedules:

Exhibit A: Form of Support Agreement

Exhibit B: Calculation Principles

Exhibit C: Form of Assignment and Assumption Agreement

Exhibit D: Escrow Agreement

Exhibit E: FIRPTA Certificate

Exhibit F: Sample Preliminary Closing Statement